

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

February 2, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/2/2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to GE by Sandra G. Holmes. We also received a letter on the proponent's behalf on December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.




05003341

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures



cc: James H. Callwood
775 Concourse Village East
Bronx, NY 10451

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December 10, 2004

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(202) 955-8671
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Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Sandra G. Holmes*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from Sandra G. Holmes (the "Proponent"), through her representative James H. Callwood. The Proposal requires that "Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against GE, which is not shared by the other shareowners at large. Should the Staff not concur in this view, we believe that the Proposal is excludable, or in the alternative requires revision, pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading and impugns GE's reputation in violation of the proxy rules.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent and Mr. Callwood, informing them of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. GE hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to GE only by facsimile.

ANALYSIS

I. The Proposal Is Excludable Under Rule 14a-8(i)(4) Because It Relates to The Redress of a Personal Claim or Grievance Against GE, Which is Not Shared by the Other Shareowners At Large.

We believe GE may omit the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(4), which permits the exclusion of shareowner proposals that are: (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. We believe that the Proposal qualifies both as a personal grievance against GE and as an attempt by the Proponent to obtain a personal benefit that will not be shared with other GE shareowners.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" designed to pursue the Proponent's personal grievance without producing any benefit for other GE shareowners. "The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release 34-19135 (avail. Oct. 14, 1982).

The Proposal represents the latest in a series of actions that the Proponent, a current employee of NBC, has taken to pursue her discrimination claims against NBC and GE.

A. The Litigation

Here is a brief summary of the litigation between the Proponent and NBC and GE, which highlights some of the key events of the litigation.

In September 1993, the Proponent filed a charge with the Equal Employment Opportunity Commission ("EEOC"). The Proponent's charge concerned the alleged placement of sexually explicit postcards on a bulletin board in the Proponent's department at NBC and management's purported ineffectual response that followed. The Proponent allegedly experienced retaliation and an increasingly hostile work environment. In September 1994, the EEOC concluded that there had been no violation of Title VII. A copy of the EEOC's determination is attached hereto as Exhibit B.

In December 1994, the Proponent filed a lawsuit in U.S. District Court for the Southern District of New York against NBC and GE, among others, alleging sexual harassment and discrimination on the basis of race and sex, and intentional infliction of emotional distress. She claimed that she had been subjected to a hostile work environment and loss of pay because of her complaints regarding the postcards. The Proponent sought $30 million dollars ($1 million/year of service) in addition to attorneys' fees and equitable relief.

On November 25, 1996, the U.S. District Court dismissed the lawsuit because of the Proponent's and her attorney's failure to follow discovery orders. *Holmes v. NBC/GE*, 914 F. Supp. 1040 (S.D.N.Y. 1996), *motion to dismiss granted mem.*, Nov. 25, 1996, a copy of which is attached hereto as Exhibit C. Mr. Callwood was the Proponent's attorney in this litigation. The Proponent appealed the decision. By order dated December 8, 1997, the Court of Appeals for the Second Circuit affirmed the District Court's dismissal of the case. A copy of the Second Circuit's unpublished decision is attached hereto as Exhibit D. The Court of Appeals subsequently denied the Proponent's motion for reconsideration and motion for recusal of the appeals court panel.

Since the conclusion of this litigation, the Proponent and her attorney, Mr. Callwood, have used shareowner proposals and the GE Annual Meeting as forums in which to pursue their claims against GE and NBC.

B. 2001 Annual Meeting

In a letter to Mr. Robert Healing, GE's Corporate Counsel, dated April 2, 2001, a copy of which is attached hereto as Exhibit E, the Proponent reproduced a press release that she included on her website. In this press release, she stated that:

> "The fact that the District Court suffered to come before it criminal conduct amounting to a felony is manifest.
>
> "The fact that the second Circuit Court of Appeals changed the facts in the District Court record, in order to be able to affirm a nullity is clear.
>
> "I am incensed and outraged at the facts and circumstances as set out hereinabove.
>
> "I will not stop until I receive the justice for which I so richly deserve.

> "In this regard, I have every intention of continuing to publicize the egregious conduct of NBC/GE management *in every forum available to me*." (*emphasis added*)

The Proponent then asked, "Will I, as a stockholder have the opportunity present questions regarding integrity at the April 25, 2001 shareholder's meeting in Atlanta Georgia?" And, "Will I be able to represented by counsel at the April 25 shareholder's meeting?"

On April 23, 2001, two days before the 2001 Annual Meeting, Mr. Callwood, the Proponent's attorney in the NBC litigation, sent Mr. Healing a letter by email, a copy of which is attached hereto as Exhibit F. In responding to Mr. Healing's inquiry as to whether Mr. Callwood and the Proponent would be attending the 2001 Annual Meeting and to Mr. Healing's suggestion that the most appropriate process for reviewing employee concerns was GE's ombudsperson process, Mr. Callwood said, "Are you aware of the fact that Ms. Holmes's address to the shareholder's meeting is a mere exclamation point to what is to follow as the definitive articulation of GE's malfeasance is proliferated across cyberspace?"

At the 2001 Annual Meeting, Ms. Holmes took the microphone and said:

> SANDRA HOLMES: "Jack [Welch], I am very concerned about integrity. You have spoken glowingly about it at the beginning of this meeting. I have found that I have had to deal with the flip side of that integrity inasmuch as that I had to establish a Website that documents with particularity that GE, or rather NBC, lied to a federal agency, and that as a result of it we have a situation where federal court dismissed the case without even having jurisdiction.
>
> "This is a personal issue, you might say, but it goes to integrity – lying, to me, goes to integrity. I am concerned about that because it reflects on a company to which I have given so much of my life. And so this Website is being proliferated throughout cyberspace and I know that people are reading that and are seeing the flip side of the most admired corporation in the United States. Thank you."

A copy of the transcript of the Proponent's full remarks at the 2001 Annual Meeting is attached hereto as Exhibit G.

Five days after the 2001 Annual Meeting, on April 30, 2001, Mr. Callwood sent a letter to Mr. Welch. In this letter, Mr. Callwood demanded that the Proponent immediately be put on paid administrative leave at full salary and that $500,000 each be deposited to the Proponent's and Mr. Callwood's respective bank accounts "so that we can begin to work out the details of an ultimate resolution." A copy of this letter is attached hereto as Exhibit H.

C. 2003 Annual Meeting

On March 17, 2003, Mr. Callwood sent Mr. Healing a letter by facsimile, enclosing a copy of a letter that was emailed to Mr. Healing on March 14, 2003, copies of which are attached hereto as Exhibit I. In the March 14 letter, Mr. Callwood summarized "excerpts from a posting which is being prepared for dissemination throughout cyberspace, two weeks prior to the date of the shareholder's meeting, and which will serve as the focal point of an address which Ms. Holmes has instructed me to make as her representative at the shareholder's meeting." He also stated that:

> "Additionally, insofar as GE/NBC had not been forthcoming with what could be perceived to be a sincere effort to settle this case in a manner which was fair and equitable, Ms. Holmes has instructed me to represent her in an address to shareholders at the upcoming shareholder's meeting expressing her concerns about the criminality, the abject hypocrisy, and the total failure of NBC/GE management to live up to its fiduciary responsibilities to safeguard the value of the investments of 401Kers.
>
> "In this regard, she feels that perhaps a spate of shareholder's derivative suits, and the threat of criminal prosecution for the egregious conduct in which GE management has engaged will spur GE management in the direction which bespeaks integrity.
>
> "I have prevailed upon her to allow me to make a last ditch attempt to arrive at a satisfactory resolution to this situation by my contacting you before I resort to more drastic measures. ...So in this regard, I propose that you facilitate the initiation of some dialogue which will hopefully lead to a speedy and just resolution to this situation."

On March 18, 2003, Mr. Callwood sent Mr. Healing an email containing follow-up information to his March 14 letter. A copy of the March 18, 2003 email is attached hereto as Exhibit J. In this email, Mr. Callwood said:

> "In short, we have at our disposal the ability to proliferate the content of the Sandra Holmes v NBC/GE website, to any and all individuals who have a fiduciary responsibility to safeguard the value of their clients' investments.
>
> "We have not done this!!!
>
> "Not yet.
>
> "Just as we did not attend and address the Milwaukee Wisconsin April 24, 2002, shareholder's meeting to point out that we had posted an open letter to Jeffrey Immelt, challenging him to remove the taint of criminality from GE which was the result of the conduct of his predecessor Jack Welch.

> "Once again, Ms. Holmes was anxious to attend this meeting and expose Mr. Immelt's failure to act regarding the Sandra Holmes v NBC/GE matter, but I was able to prevail upon her to allow Mr. Immelt an opportunity to demonstrate that he was cut from a different mold from his predecessor, Jack Welch."

Mr. Callwood attended the 2003 Annual Meeting and made the following remarks:

> "I am an attorney representing Sandra Holmes, who is an NBC employee and has been for the last 39 years. I am representing her in a civil rights litigation entitled Sandra Holmes v. NBC/GE. The reason I am here today is because I want to relate to you some of the egregious occurrences that have been a part of this litigation. ...I have placed in cyberspace a Website that details with particularity not only the total lack of integrity in regard to the litigation of this case, but in fact criminal conduct – criminal conduct amounting to obstruction of justice. ...I submit to you that the dissemination of this information has had a very direct and effective result regarding the diminishment of GE stock."

The transcript of Mr. Callwood's full remarks at the 2003 Annual Meeting is attached hereto as Exhibit K.

D. 2004 Annual Meeting

On January 6, 2004, GE received a letter from Mr. Callwood, stating that he would attend the 2004 Annual Meeting to present the Proponent's shareholder proposal, which is identical to the Proposal. A copy of this letter is attached hereto as Exhibit L. Because the proposal was not received in a timely fashion under Rule 14a-8(e)(2), GE was not required to include it in its 2004 proxy statement. On March 11, 2004, GE formally requested no-action relief from the Staff that GE could omit the proposal from its proxy statement under Rule 14a-8(e)(2). The Staff granted no-action relief on March 16, 2004. Because Mr. Callwood stated that he would present the proposal at the 2004 Annual Meeting, GE also treated the proposal as a Rule 14a-4 proposal. Because Rule 14a-4(c) required GE to include in its 2004 proxy statement its advice on the nature of the Rule 14a-4 proposal and how GE intended to exercise its discretion to vote management proxies on the proposal, GE stated that:

> "Pursuant to SEC rules, shares represented by valid proxies will also be voted against a proposal that we have received from a shareowner who submitted the proposal too late for inclusion in this proxy statement but has given us notice that her representative will present it at the annual meeting. The shareowner is an employee of NBC who filed a discrimination suit that was dismissed by the federal courts more than six years ago. At last year's annual meeting, the shareowner's representative made certain allegations about the company's conduct relating to the dismissed suit. This year's proposal requests the CEO to reconcile his supposed acquiescence in those allegations of improper conduct

by the company relating to the discrimination suit and the requirements of the Sarbanes-Oxley Act. It is the company's position that the shareowner's discrimination claims and allegations regarding past legal proceedings are meritless and that, if she wishes to pursue them, she should do so through the courts."

Mr. Callwood did not present the proposal at the 2004 Annual Meeting and, to GE's knowledge, he did not attend the 2004 Annual Meeting

E. The Proposal

Based on the express language of the Proposal, which includes Mr. Callwood's statements at the 2003 Annual Meeting and the unfounded assertion that the response by Jeffrey R. Immelt, GE's Chairman of the Board and Chief Executive Officer, to Mr. Callwood at that meeting constitutes "acquiescence in the allegations of criminal conduct," we believe that the Proposal relates to the redress of a personal claim against GE. This view is bolstered by the long history between GE and the Proponent as outlined above. Before her appearance at the 2001 Annual Meeting, the Proponent stated in her April 2, 2001 letter to GE, "I have every intention of continuing to publicize the egregious conduct of NBC/GE management *in every forum available to me*." *See* Exhibit E *(emphasis added)*. As her and her counsel's statements at or with respect to the 2001, 2002 and 2003 Annual Meetings demonstrate, they have indeed treated the GE Annual Meeting as a forum for publicizing their views about the Holmes/NBC litigation. Moreover, they have attempted to use the GE Annual Meeting as a bargaining chip in their effort to pressure GE to "resolve" a discrimination case that was dismissed by the United States District Court in 1996, and which dismissal the Second Circuit affirmed in 1997. *See, e.g.*, Exhibit H (Mr. Callwood's April 30, 2001 letter to Mr. Welch); Exhibit I (Mr. Callwood's March 14, 2003 letter to Mr. Healing ("Ms. Holmes has instructed me to represent her in an address to shareholders at the upcoming [2003] shareholder's meeting expressing her concerns about the criminality, the abject hypocrisy [of NBC/GE management] ... I have prevailed upon her to allow me to make a last ditch attempt to arrive at a satisfactory resolution to this situation by my contacting you before I resort to more drastic measures....")); and Exhibit J (Mr. Callwood's March 18, 2003 email to Mr. Healing (with respect to the 2002 Annual Meeting, "Ms. Holmes was anxious to attend this meeting and expose Mr. Immelt's failure to act regarding Sandra Holmes v NBC/GE matter, but I was able to prevail upon her to allow Mr. Immelt an opportunity to demonstrate that he was cut from a different mold from his predecessor, Jack Welch")).

The Staff consistently has concurred that a proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation against a company. A closely analogous situation was presented in *Schlumberger Limited* (avail. Aug. 27, 1999). There, the proponent had sought to recover a finder's fee that he alleged was due from the company in connection with a corporate merger. The matter was litigated and decided in favor of the company. The proponent then submitted a proposal requesting the company to form "an impartial fact-finding committee" on the merger and to establish a "Statement of Fair Business Principles." The proponent's supporting statement cited the results of his lawsuit seeking payment from the company as an example of "ethical faults" at the company that could be remedied through the proposed "Statement of Fair Business Principles." The Staff concurred that the proposal could be excluded from the company's proxy statement because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other shareowners at large. *See also Station Casinos, Inc.* (avail. Oct. 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); *International Business Machines* (avail. Jan. 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

We believe that it is clear that the Proposal on its face relates to the redress of a personal claim against GE. Nevertheless, given the Proponent's history with GE related to her discrimination lawsuit, the Proposal would be excludable as relating to redress of a personal claim or grievance even if the Proposal on its face involved a matter of general interest to all shareholders. Release No. 34-19135 (avail. Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *MGM Mirage* (avail. Mar. 19, 2001), a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted on behalf of a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos. *See also Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting Sara Lee to omit a shareholder proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary which the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee). As in each of those cases, it is clear from the facts that the Proponent is using this Proposal as a tactic to seek redress for her personal grievance.

The Proposal also is excludable under Rule 14a-8(i)(4) because it asks GE to take actions in which the Proponent has a personal interest not shared with other security holders. In Release No. 34-19135, the Commission cited, as examples of proposals involving a personal interest, a proposal requesting that the shareholders authorize the prosecution of all claims against the issuer raised in a complaint filed by the proponent and a proposal requesting the issuer to support certain litigation in which the proponent was involved. Here, the Proponent is advocating a proposal relating to Mr. Immelt's alleged "acquiescence in allegations of criminal conduct, " where the Proponent and Mr. Callwood made such "allegations" in connection with the Proponent's personal litigation against NBC and GE. Thus, the "reconciliation" of statements by Mr. Immelt requested by the Proposal pertains to the Proponent's personal interest and is not shared with GE's other shareowners.

In Release No. 34-19135, the Commission stated that a proposal also is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. In the past, the Proponent and Mr. Callwood have used shareowner proposals and the GE Annual Meeting as forums in which to pursue their claims against GE and NBC. The Proposal represents their latest attempt to resolve their claims, which are particular to them. Because the Proposal therefore is designed to produce a personal benefit for the Proponent that would not be shared by GE's shareowners at large, it is excludable under Rule 14a-8(i)(4).

F. Request for Future No-Action Relief

We also ask that the Staff further state that such no-action relief shall apply to any future submissions to GE of the same or a similar proposal by the Proponent or Mr. Callwood, and that this letter be deemed to satisfy GE's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent or Mr. Callwood. The Staff has permitted companies to apply its no-action response to any future submissions to the company of a same or similar proposal by the proponent where a proponent has a long-standing history of confrontation with a company, and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.,* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") ("In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance."). *See also Cabot Corporation* (avail. Nov. 4, 1994) *Texaco, Inc.* (avail. Feb. 15, 1994); *General Electric Company* (avail. Jan. 25, 1994).

The Proposal represents the latest in a series of actions that the Proponent and Mr. Callwood have taken over the last ten years to pursue the Proponent's discrimination claims against NBC and GE. Thus, despite the fact that the Proponent's discrimination case was dismissed by the United States District Court in 1996 (which dismissal the Second Circuit affirmed in 1997), it is apparent that the Proponent and Mr. Callwood continue to pursue their personal grievances with GE. Moreover, the Proposal is identical to the proposal submitted by Mr. Callwood on the Proponent's behalf for GE's 2004 Annual Meeting of Shareowners. *See* Exhibit L. As discussed above, with respect to its 2004 Proxy Statement, GE requested, and was granted, no-action relief for this proposal under Rule 14a-8(e)(2) because that proposal was not timely delivered to GE. Therefore, in light of the no-action letter precedent and the Proponent's and Mr. Callwood's continuing attempts to use GE's Annual Meeting of Shareowners to advance their positions and the fact that the Proponent submitted an identical proposal last year, GE also requests the concurrence of the Staff that it will not recommend enforcement action if GE excludes from all future proxy materials all future proposals of the Proponent and Mr. Callwood that are identical to or similar to the Proposal.

II. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(3), or in the Alternative Requires Revisions, Because the Proposal Is False and Misleading and Impugns GE's Reputation in Violation of Rule 14a-9.

Should the Staff determine that the Proposal is not excludable under Rule 14a-8(i)(4), we respectfully request that the Staff concur that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because the Proposal is materially false or misleading and impugns GE's reputation in violation of Rule 14a-9. Note (b) to Rule 14a-9 provides that: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. As described below, the Proposal consists primarily of unsupported, false and misleading assertions about GE and statements that impugn GE's reputation without factual foundation.[1] However, should the Staff not concur that the entire Proposal is excludable for these reasons, we request in the alternative that the Staff require the Proponent to revise the Proposal as described below.

A. The Three Websites Cited the Proposal Contain Materially False or Misleading Information in Violation of Rule 14a-9.

SLB 14 stated "[i]n some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the

---

[1] Moreover, requiring the Proponent to delete these statements but not granting no-action relief with respect to excluding the entire Proposal would render the remaining portions of the Proposal vague and indefinite. As a result, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002).

proposal or otherwise in contravention of the proxy rules." As described below, we believe that the three websites referenced in the Proposal each contain materially false and misleading information and impugns GE's reputation without factual foundation.

- The first website address repeats Mr. Callwood's allegations, including GE's "co-option of the federal judiciary in the procurement of determinations in GE's favor in this litigation," and states "the indicated allegations were made, to Jeffrey Immelt, CEO of GE without denial or contradiction, and therefore, must be deemed admitted." *See* http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241. The website also contains references to the "egregious conduct in which NBC/GE has engaged" and a link to the third website described below.

- The second website states "Fact- NBC/GE has engaged in criminal conduct amounting to obstruction of justice in the litigation of the sexual harassment/racial discrimination case entitled Sandra Holmes v NBC/GE, and has co-opted the federal judiciary in the process." *See* http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181. The website also references "Judicial Misconduct engaged in by the Federal Second Circuit Court of Appeals" and contains a link to the third website described below.

- The third website includes extensive information on the Proponent's litigation with GE, including the following statements: "it is not surprising that NBC (now NBC/GE), would resort to *criminal conduct prosecutable as a felony in lying to a federal agency,* the EEOC, in responding to a sexual harassment/racial discrimination complaint" and "[t]he serving of the previously mentioned *Demand Letter* upon NBC/GE management precipitated the above *criminal conduct* by NBC/GE, complicity in that *criminal conduct by the New York EEOC, and judicial misconduct by the Southern District Court and 2nd Circuit Federal Judiciary* in the denial of Ms. Holmes' rights under Title VII of the Civil Rights Act." *See* http://home.att.net/~james.callwood/SandraGHolmes.html.

These allegations are materially false and misleading, as GE has not "co-opted the federal judiciary"; the conclusion that Mr. Immelt "admitted" certain criminal conduct is patently false; no court has ever determined that GE or NBC has engaged in the alleged criminal conduct; there has never been any finding that the Second Circuit Court of Appeals engaged in judicial misconduct with respect to the Proponent's litigation; GE did not lie to the EEOC in responding to the Proponent's complaint or engage in other "criminal conduct"; and there has never been any finding that the "New York EEOC ... the Southern District Court and the 2nd Circuit Federal Judiciary" were complicit in any alleged criminal conduct by GE or NBC.

These statements also impugn GE's "character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation" due to the repeated references on these websites to alleged criminal conduct by GE. *See POCI Inc.* (avail. Apr. 7, 1992) (statements labeling directors as arrogant and inept are false and misleading since these allegations, even if cast as opinions, violate Rule 14a-9).

For these reasons and on the basis of Staff precedent, we believe that the three website addresses in the Proposal may be properly omitted from the Proposal under Rule 14a-8(i)(3). *See, e.g., AMR Corp.* (avail. Apr. 3, 2001) (requiring a proponent to delete a reference to "www.cii.org" in a proposal recommending that the company adopt a certain standard of independence because "it may be materially false or misleading under rule 14a-9"); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998) (determining that "[t]here is support for [the company's] view that the reference to the Internet site in the supporting statement may undermine the proxy process requirements of Rule 14a-8. Therefore, the staff would not recommend action against the [company] if the [company] omits the reference to the Internet site in reliance upon Rule 14a-8(i)(3)").

B. The Statement that Mr. Immelt "Acquiesced" to Allegations of Criminal Conduct is Patently False.

The Proposal twists a simple statement from Mr. Immelt acknowledging the conclusion of Mr. Callwood's comments at GE's 2003 Shareowners Meeting into an admission of criminal conduct:

> Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous group in the value of GE stock, acquiesced in said allegations by sayiing [sic], at the end of the aforementioned address: "... Thank you Mr. Callwood."

The Proposal's statement that Mr. Immelt "acquiesced" to these allegations is patently false and unsupported.

Accordingly, we believe that the Proposal is excludable, or in the alternative requires revision, pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading and impugns GE's reputation in violation of the proxy rules.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials, or, alternatively, if exclusion is not deemed appropriate, to require the Proponent to revise the Proposal as requested above. We also ask that the Staff further state that any no-action relief concurring that GE may exclude the Proposal from its 2005 Proxy Materials shall apply to any future submissions to GE of the same or a similar proposal by the Proponent or Mr. Callwood, and that this letter be deemed to satisfy GE's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent or Mr. Callwood.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,



EAI

Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Sandra G. Holmes
James H. Callwood

70303593_3.DOC

EXHIBIT A

JAMES H. CALLWOOD
ATTORNEY-AT-LAW
775 CONCOURSE VILLAGE EAST
BRONX, NY 10451
Suite 20 -G
(TEL) 718-6817092, (FAX) 681-7092

November 16, 2004

RECEIVED
NOV 16 2004
B. W. HEINEMAN, J

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 08828

Subject: Shareholder's Proposal Interposed by GE Shareholder - Sandra Holmes - to be Considered For Inclusion in the 2005 GE Proxy Statement

Dear Mr. Heineman:

Pursuant to the provisions of SEC Rule 14-8(a)(1), listed hereinafter is documentary support of record Ownership of GE stock by proponent Sandra G.Holmes of a shareholder proposal to be considered for inclusion in the 2005 proxy statement of GE.

Name of shareholder - Sandra G. Holmes

Address 114 West 76th Street
New York, NY 10023
Apt. 1F

I, Sandra G. Holmes, an employee of NBC, am the record holder of a total of 8,823.4221 shares of GE stock having an aggregate cash value of $303,349.25 as of 10/15/ 2004.

This record ownership is verified by the GE S& P Participation Profile appended hereto.

I, Sandra G. Holmes, the record owner of the requisite number of shares having the requisite value to be eligible to be the proponent of a shareholder's proposal, declare that I intend to continue ownership of said shares through the date of the 2005, GE annual meeting of share owners.

My representative, Mr. James H. Callwood shall attend the 2005, GE annual Meeting of shareholder's to present the shareholder's proposal of which I am the proponent and is authorized to act on my behalf in any and all matters pertaining to the stated shareholder's proposal.

Sincerely,



Sandra G Holmes

JAMES H. CALLWOOD
Notary Public, State Of New York
No. 02CA6090980
Qualified In Bronx County
Commission Expires April 21, 2007





GE Savings &
Security Program

GE Transaction Processing Center
P. O. Box 44079, Jacksonville, FL 32231-4079
benefits.ge.com 1-800-432-4313

SANDRA G HOLMES
114 W 76TH ST
NEW YORK, NY 10023

October 15, 2004

Dear Sandra Holmes:

As of October 6, 2004, your GE Savings and Security Program (S&SP) account balance was:

Fund Name	Unit/Shares	Price Per Unit/Share	Market Value
GE Stock	8,823.4221	$ 34.38	$ 303,349.25
Mutual Fund	0.0429	$ 43.94	$ 1.89
Total Account Balance			$ 303,351.14

For the calculation of your account balance:

- The price per share for **GE Stock** is the New York Stock Exchange closing price.
- All other units are valued at the Net Asset value detemined for each investment.
- U.S. Savings Bonds are valued using redemption prices for the month of October.

You may obtain the daily value of GE S&SP investments (i.e, GE Stock price) by calling the GE Investment Daily Value on 1-800-843-3359.

Access via **benefits.ge.com**

Personalized S&SP account balance statements and other S&SP information are now available online through the GE Benefits Home Page at **benefits.ge.com**. For additional information about S&SP investments and transaction options, please refer to ***Your Benefits Handbook***.

If you have any questions about the information on the statement, please call the GE Transaction Processing Center at 1-800-432-4313, between the hours of 9 a.m. and 5 p.m. Eastern time any weekday to speak with a plan specialist.

Sincerely,

GE Transaction Processing Center

Data shown in the statement is based on the Company's records as of the date this statement was generated. GE reserves the right to make corrections if necessary.



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

November 10, 2004

By Federal Express
James H. Callwood
775 Concourse Village East
Bronx, NY 10451

Re: Sandra G. Holmes Proposal

Dear Mr. Callwood:

We received your November 6, 2004 letter on November 8, 2004.

Your letter does not contain any indication from Ms. Sandra G. Holmes that she has authorized you to submit the shareowner proposal on her behalf. Consequently, we are unable to establish that the proposal has been submitted by a shareowner of GE. Please provide us with a written statement from Ms. Sandra G. Holmes that she has authorized you to submit the shareowner proposal on her behalf.

In addition, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that the shareowner must also confirm in writing that she will continue to hold at least $2,000 in market value, or 1%, of GE common stock through the date of the shareowner meeting. We have not received this required undertaking from the shareowner.

In summary, to remedy these defects, you must provide us with Ms. Holmes's written statement authorizing you to submit the shareowner proposal on her behalf and her written statement that she intends to continue to hold the required amount of shares through the date of the shareowner meeting.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 10, 2004 by Federal Express.

Thank you.

Very truly yours,



Thomas J. Kim

Enclosure

JAMES H. CALLWOOD
ATTORNEY-AT-LAW
775 CONCOURSE VILLAGE EAST
BRONX, NY 10451
(TEL) 718-6817092, (FAX) 681-7092

RECEIVED
NOV 08 2004
B. W. HEINEMAN, JR

November 6, 2004

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Subject: Shareholder's Proposal Interposed by GE Shareholder - Sandra Holmes - ss # 087-34-1056, to be considered for inclusion in the General Electric 2005 proxy Statement regarding the 2005 Annual Meeting of Shareholders.

Dear Mr. Heineman:

Enclosed hereinafter is a shareholder's proposal which is being interposed by shareholder Sandra G Holmes.

Her entitlement to interpose said proposal is based upon her being the record holder of the requisite number of GE shares as evidenced by the report of her share ownership appended hereto as exhibit A.

Appended hereto as Exhibit B is the title and text of the proposal.

If you have any questions or any need to communicate regarding this matter, please address all correspondence to James H. Callwood at the letter telephone and address.

Sincerely,



James H. Callwoood

EXHIBIT A



GE Savings &
Security Program

GE Transaction Processing Center
P. O. Box 44079, Jacksonville, FL 32231-4079
benefits.ge.com 1-800-432-4313

SANDRA G HOLMES
114 W 76TH ST
NEW YORK, NY 10023

October 15, 2004

Dear Sandra Holmes:

As of October 6, 2004, your GE Savings and Security Program (S&SP) account balance was:

Fund Name	Unit/Shares	Price Per Unit/Share	Market Value
GE Stock	8,823.4221	$ 34.38	$ 303,349.25
Mutual Fund	0.0429	$ 43.94	$ 1.89
Total Account Balance			$ 303,351.14

For the calculation of your account balance:

- The price per share for GE Stock is the New York Stock Exchange closing price.
- All other units are valued at the Net Asset value detemined for each investment.
- U.S. Savings Bonds are valued using redemption prices for the month of October.

You may obtain the daily value of GE S&SP investments (i.e, GE Stock price) by calling the GE Investment Daily Value on 1-800-843-3359.

Access via benefits.ge.com

Personalized S&SP account balance statements and other S&SP information are now available online through the GE Benefits Home Page at benefits.ge.com. For additional information about S&SP investments and transaction options, please refer to ***Your Benefits Handbook***.

If you have any questions about the information on the statement, please call the GE Transaction Processing Center at 1-800-432-4313, between the hours of 9 a.m. and 5 p.m. Eastern time any weekday to speak with a plan specialist.

Sincerely,

GE Transaction Processing Center

Data shown in the statement is based on the Company's records as of the date this statement was generated. GE reserves the right to make corrections if necessary.

For additional information regarding S&SP, refer to your GE Benefits Handbook
GE TPC Hours of Operation (Eastern time)
Web Site 7 a.m. - Midnight benefits.ge.com
Voice Response System 7 a.m. - Midnight
Plan Specialists 9 a.m. - 5 p.m. (weekdays)

GA2951 10000027 1056

EXHIBIT B

Shareholder's Proposal -Relating to a Request That GE CEO, Jeffrey Immelt, Reconcile the Dichotomy Between His Acquiescence in Allegations of Criminal Conduct, at the April 24, 2003, Annual Meeting of GE Shareholders, and the Statutorily Defined Duty to Personally Certify, under Sarbanes-Oxley That No Fraud or Misleading Conduct Has Been Engaged in by GE/NBC

Sandra G. Holmes,114 West 76th Street, New York, NY 10023, a GE shareholder hereby states her intention to interpose a shareholder's proposal to be considered for inclusion in the 2005 General Electric proxy statement associated with the 2005 General Electric Annual Meeting of Shareholders. In accordance with applicable rules of the Securities and Exchange Commission, the proposal of said shareholder (for which neither the Company nor its Board of Directors has any responsibility) is set forth below.

Text of the Shareholder Proposal

Whereas, following hereinafter is a partial transcript of an address which was made at the April 24, 2003, GE Annual Meeting of Shareowner's by proponent's representative at the behest of proponent (the full text of said address is a part of the official transcript of the April 24, 2003 Meeting and can be accessed at the following website address):

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241

Whereas, said partial transcript references a website which proponent has placed in cyberspace at the following address:

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181

which contains allegations of criminal conduct by GE amounting to obstruction of justice, said partial address being set out as follows:

"...I, [proponent's representative], have placed in cyberspace a Website that details with particularity not only the total lack of integrity [by GE/NBC] in regard to the litigation of this case [involving proponent], but in fact criminal conduct—criminal conduct amounting to obstruction of justice."

Whereas said partial transcript references a posting on a cbsmarketwatch.com bulletin boardwhich alleges that there is a definitive correlation between a precipitous drop in the value of GE stock and the placing of the following website in cyberspace:

http://home.att.net/~james.callwood/SandraGHolmes.html

Whereas, Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous drop in the value of GE stock, acquiesced in said allegations by sayiing, at the end of the aforementioned address:

"...Thank you Mr. Callwood"

Whereas, new SEC rules pursuant to Sarbanes Oxley 13a-14 and 15d -14that the CEO of a corporation give a personal certification that, to the best of his knowledge, the company which he represents has not engaged in any false or misleading conduct.

Whereas, the acquiescence in the allegations of the above-mentioned conduct is totally add odds with Sarbanes-Oxley

Be it resolved that Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes - Oxley.

EXHIBIT B



U.S. EQUAL EMPLOYMENT OPPORTUNITY COMMISSION

New York District Office

7 World Trade Center, 18th Floor
New York, NY 10048-1102
Phone: (212) 748-8500
TDD: (212) 748-8399
General FAX: (212) 748-8464
Legal FAX (212) 748-8465

Sandra Holmes
114 West 76th Street
New York, NY 10023

Charge No. 160 94 0350

Charging Party

NBC
30 Rockefeller Plaza
New York, NY 10112

Respondent

DETERMINATION

Under the authority vested in me by the Commission, I issue the following determination as to the merits of the subject charge filed under Title VII of the Civil Rights Act of 1964, as amended.

All requirements for coverage have been met. Charging Party alleged that she was discriminated against in violation of Title VII because of her Sex and Race/Black in that she complained about a sexually hostile work environment. On August 5, 1993 a sexually offensive and degrading postcard was left in an area frequented by the Charging Party. Charging Party claims no action was taken. Charging Party further claims that after she complained about the postcards she has been given a larger volume of work than her peers. Charging Party also claims she was forced to go out on sick leave and her pay was cut in retaliation. The Charging Party has not articulated how she was discriminated against based on her race.

Examination of the evidence indicates the Respondent did in fact take action on the Charging Party's complaint. Evidence also shows the Charging Party compared herself with her supervisors, therefore the volume of work was not comparable. Charging Party voluntarily went out on sick leave. Charging Party expected to get paid for overtime and night differential while out on leave. Respondent policy bases sick leave pay on base salary only.

Based on this analysis, I have determined that the Respondent did not violate the statute as alleged.

This determination and dismissal concludes the processing of this charge. This letter will be the only notice of dismissal and the only notice of Charging Party's right to sue sent by the Commission. **THE CHARGING PARTY MAY ONLY PURSUE THIS MATTER FURTHER BY FILING SUIT AGAINST THE RESPONDENT(S) NAMED IN THE CHARGE IN FEDERAL DISTRICT COURT WITHIN 90 DAYS OF THE CHARGING PARTY'S RECEIPT OF THIS LETTER.** Otherwise, the Charging Party's right to sue will be lost.

You are reminded that Federal law prohibits retaliation against persons who have exercised their right to inquire or complain about matters they believe may violate the law. Discrimination against persons who have cooperated in Commission investigations is also prohibited. These protections apply regardless of the Commission's determination on the merits of the charge.

9/22/94
Date

Spencer H. Lewis Jr.
District Director

Enclosure: Information Sheet on Filing Suit in Federal District Court

cc: Howard L. Ganz
Proskauer Rose Goetz & Mendelsohn
1585 Broadway
New York, NY 10036

Respondent's Attorney

James H. Callwood
775 Concourse Village East
Bronx, NY 10451

Charging Party's Attorney

32 618 522

Receipt for
Certified Mail
No Insurance Coverage Provided
Do not use for International Mail
(See Reverse)

...dra Holmes
1 W. 76th St
NY 10023

$

$

EXHIBIT C

*1040 914 F.Supp. 1040

Sandra HOLMES, Plaintiff,
v.
NBC/GE, et al., Defendants.

No. 94 Civ. 9341 (CBM).

United States District Court,
S.D. New York.

Feb. 8, 1996.

Employee brought Title VII action against employer. On employer's motion to dismiss or for summary judgment, the District Court, Motley, J., held that employee would be deemed to have received right-to-sue letter from Equal Employment Opportunity Commission (EEOC) five days after it was mailed, for purposes of determining whether action was timely filed.

Motion denied.

1. FEDERAL CIVIL PROCEDURE⊂⇒ 2533.1
170A ----
170AXVII Judgment
170AXVII(C) Summary Judgment
170AXVII(C)3 Proceedings
170Ak2533 Motion
170Ak2533.1 In general.

S.D.N.Y. 1996.
Court would consider defendants' alternative request for summary judgment, since plaintiff had ample notice that court could consider defendants' motion for summary judgment; defendants originally requested dismissal of complaint, or, in the alternative, summary judgment, and parties were afforded opportunity to submit additional evidence concerning motion. Fed.Rules Civ.Proc.Rules 12, 56; 28 U.S.C.A.

2. CIVIL RIGHTS⊂⇒ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Title VII action must be commenced within 90 days of receipt of right-to-sue letter from Equal Employment Opportunity Commission (EEOC). Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. § 2000e-5(f)(1).

3. CIVIL RIGHTS⊂⇒ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Requirement, that Title VII action be commenced within 90 days of receipt of right-to-sue letter from Equal Employment Opportunity Commission (EEOC), should be strictly enforced and not extended by even one day. Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. § 2000e-5(f)(1).

4. CIVIL RIGHTS⊂⇒ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Receipt of right-to-sue letter from Equal Employment Opportunity Commission (EEOC) by employee's attorney is considered implied notice to employee of contents thereof and triggers commencement of 90-day limitation period for filing Title VII action. Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. § 2000e-5(f)(1).

5. CIVIL RIGHTS⊂⇒ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Requirement that Title VII action be filed within 90 days of receipt of right-to-sue letter from Equal Employment Opportunity Commission (EEOC) is not jurisdictional prerequisite to suit in federal court, but rather is requirement that, like a statute of limitations, is subject to waiver, estoppel, and equitable tolling. Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. §

2000e-5(f)(1).

6. CIVIL RIGHTS ⟹ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
To determine when employee has received right-to-sue letter, for purposes of determining whether Title VII action has been timely filed, courts can apply rule providing for addition of three days to prescribed period to find that such notice is deemed to have been received within three days of mailing. Civil Rights Act of 1964, § 706(f)(1); 42 U.S.C.A. § 2000e-5(f)(1); Fed.Rules Civ.Proc.Rule 6(e), 28 U.S.C.A.

7. CIVIL RIGHTS ⟹ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Employee would be deemed to have received right-to-sue letter from Equal Employment Opportunity Commission (EEOC) on the date it was received at his office, i.e., five days after it was mailed, for purposes of determining whether Title VII action was timely filed; it was not unreasonable that mailing could take five days, even borough-to-borough within New York City. Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. § 2000e-5(f)(1).

James H. Callwood, New York City, for Plaintiff.

Gayle Chatilo Sproul, National Broadcasting Company, Inc., New York City, for Defendant NBC.

*1041 MEMORANDUM OPINION

MOTLEY, District Judge.

Plaintiff, who claims to have suffered race and gender discrimination in the terms and conditions of her employment, filed this action alleging violations of, *inter alia*, Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e, *et seq*. (Title VII). Defendants National Broadcasting Company, Inc. and General Electric Company (hereinafter "Defendants") have moved to dismiss the complaint, or, in the alternative, for partial summary judgment, on the ground that plaintiff failed to commence this action within 90 days of receipt of the "right-to-sue" letter from the Equal Employment Opportunity Commission (EEOC) as required by 42 U.S.C. § 2000e-5(f)(1). At oral argument on the motion, the parties were directed to submit additional evidence concerning the actual date this letter was received by plaintiff. Accordingly, given the factual submissions of the parties, the court considers the alternative relief sought by defendants: i.e., *summary judgment under* Fed.R.Civ.Proc. 56. For the reasons set forth herein, the motion is denied.

BACKGROUND

This Title VII action is based on alleged employment discrimination on the basis of race and gender. Plaintiff is a black female who has been employed by NBC for approximately thirty years. This case arises out of the alleged placement of sexually explicit postcards on a bulletin board in plaintiff's department at NBC and management's purported ineffectual response that followed. Additionally, subsequent to her complaints concerning these postcards, plaintiff allegedly experienced retaliation and an increasingly hostile work environment. Plaintiff seeks declaratory and injunctive relief, an award of back pay and back benefits, compensatory and punitive damages, costs and attorneys's fees.

The complaint in this action alleges that the right-to-sue letter that preceded this action was received "on or about October 2, 1994." (Complaint at ¶ 10.) (FN1) The complaint was filed on December 30, 1994. If October 2, 1994 is considered the day of receipt of the right-to-sue letter, the matter was commenced 89 days from receipt of the right-to-sue letter and thus would be considered timely.

In support of the motion for summary judgment, defendants submit an affidavit from an employee at the local New York office of the EEOC alleging that the right-to-sue letter regarding plaintiff was mailed by certified mail on September 26, 1994. (*See* Affidavit of Holly Woodyard, dated June 21, 1995, at ¶ 3.) Defendants argue that the court should deem plaintiff to have received the letter three days after the letter was allegedly mailed in accordance with Fed.R.Civ.Proc. 6(e). (FN2) Applying this presumption, defendants conclude that the complaint should be dismissed because plaintiff would be deemed to have received the right-to-sue letter on September 29, 1994, and the last day upon which the suit had to be commenced would have been December 28, 1994: i.e. two days before the date the complaint was filed.

At oral argument on defendants' motion, the court directed plaintiff's counsel to provide an affidavit setting forth the actual date upon which the right-to-sue letter was received. In plaintiff's subsequent submission, counsel for plaintiff stated that he actually received the right-to-sue letter on October 2, 1994, a Sunday, because that was the day he checked his office mailbox for the mail that was delivered on Saturday, October 1, 1994. (Affidavit of James Caliwood, Esq., dated December 2, 1995, at pp 4-5.) He further alleges that he checked his mail on Friday, September 30, 1994, and the right-to-sue letter had not been delivered on that day. (*Id.* at ¶ 3.)

ANALYSIS

I. Standard for Summary Judgment.

[1] Defendants' original motion requested dismissal of the complaint, or, in the *1042 alternative, summary judgment on the claim that plaintiff had not commenced the instant action in a timely fashion. At oral argument, the court directed plaintiff to provide an affidavit setting forth the date the right-to-sue letter was actually received. Defendants were afforded an opportunity to reply to this supplemental affidavit. Plaintiff had ample notice that the court could consider defendants' motion for summary judgment: defendants originally sought summary judgment in the alternative and the parties were afforded an opportunity to submit additional evidence concerning the motion. Accordingly, the court hereby considers defendants' alternative request for summary judgment. *Gruden v. Random House, Inc.*, 61 F.3d 1045, 1052-1053 (2d Cir.1995).

A motion for summary judgment shall only be granted "if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits ... show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." Fed.R.Civ.Proc. 56(c). "[T]he mere existence of some alleged factual dispute between the parties will not defeat an otherwise properly supported motion for summary judgment; the requirement is that there be no genuine issue of material fact." *Anderson v. Liberty Lobby, Inc.*, 477 U.S. 242, 247-48, 106 S.Ct. 2505, 2509-10, 91 L.Ed.2d 202 (1986). The court must view the inferences to be drawn from the facts in the light most favorable to the non-movant. *Matsushita Elec. Indus. Co. v. Zenith Radio Corp.*, 475 U.S. 574, 587, 106 S.Ct. 1348, 1356, 89 L.Ed.2d 538 (1986); *Eastway Constr. Corp. v. City of New York*, 762 F.2d 243, 249 (2d Cir.1985), *cert. denied*, 484 U.S. 918, 108 S.Ct. 269, 98 L.Ed.2d 226 (1987). The non-moving party may defeat the motion for summary judgment by producing sufficient specific facts to establish a genuine issue of material fact for trial. *Celotex Corp. v. Catrett*, 477 U.S. 317, 322-324, 106 S.Ct. 2548, 2552-53, 91 L.Ed.2d 265 (1986).

II. Timeliness of the Complaint.

[2] [3] [4] In accordance with 42 U.S.C. § 2000e-5(f)(1), a Title VII action "must be commenced within ninety days of the receipt of an EEOC right-to-sue letter." *Sherlock v. Montefiore Medical Ctr.*, 95 Civ. 3839, 1995 WL 542458 at *2 (S.D.N.Y. Sept. 12, 1995); *Spira v. Ethical Culture School*, 888 F.Supp. 601, 602 (S.D.N.Y.1995). This requirement should be strictly enforced and not extended " 'by even one day.' " *Johnson v. Al Tech Specialties Steel Corp.*, 731 F.2d 143, 146 (2d Cir.1984) (quoting *Rice v. New England College*, 676 F.2d 9, 11 (1st Cir.1982)). *See also, Moscowitz v. Brown*, 850 F.Supp. 1185, 1192 (S.D.N.Y.1994) (finding action untimely where filed ninety-one days after receipt of the right-to-sue letter). (FN3)

[5] The 90-day filing rule is not a jurisdictional prerequisite to suit in federal court, but rather "a requirement that, like a statute of limitations, is subject to waiver, estoppel, and equitable tolling." *Zipes v. Trans World Airlines, Inc.*, 455 U.S. 385, 393, 102 S.Ct. 1127, 1132, 71 L.Ed.2d 234, *reh'g denied*, 456 U.S. 940 (1982); *see also, Crown, Cork & Seal Co., Inc. v. Parker*, 462 U.S. 345, 350 n. 3, 103 S.Ct. 2392, 2396 n. 3, 76 L.Ed.2d 628 (1983); *Johnson v. Al Tech Specialties Steel Corp.*, 731 F.2d at 146.

[6] To determine when a party has received the right-to-sue letter, courts can apply Fed.Rule Civ.Proc. 6(e) (FN4) to find that such *1043 notice is deemed to have been received within three days of its mailing. *Baldwin County Welcome Center v. Brown*, 466 U.S. 147, 148 n. 1, 104 S.Ct. 1723, 1723 n. 1, 80 L.Ed.2d 196 (1984) (per curiam). (FN5) This presumption is often invoked when the parties fail to set forth information concerning the actual date of receipt of the right-to-sue letter. *See, e.g., Williams v. Mississippi Action for Progress, Inc.*, 824 F.Supp. 621, 622-623 (S.D.Miss.1993) (utilizing Rule 6(e) presumption where motion to dismiss considered without a

statement from plaintiff concerning date of receipt); *White v. Union Pacific R.R.*, 805 F.Supp. 883, 886-887 (D.Kan.1992) (utilizing Rule 6(e) presumption where the parties failed to set forth the date the right-to-sue letter was received); *Pacheco v. International Business Machines Corp.*, 90 Civ. 1173, 1991 WL 87538 at *3-4 (N.D.N.Y. May 24, 1991) (utilizing Rule 6(e) presumption where plaintiff failed to recall date upon which right-to-sue letter was actually received); *cf. Smith v. Local Union 28 Sheet Metal Workers*, 877 F.Supp. 165, 172 (S.D.N.Y.1995) (noting that "under any view of the facts," whether accepting Rule 6(e) presumption or plaintiff's allegations concerning the date of receipt of the right-to-sue letter, matter was untimely filed). In *Minatsos v. City University of New York*, 875 F.Supp. 1046 (S.D.N.Y.1995), this court took into account the Rule 6(e) presumption to calculate the filing deadline where plaintiff had failed to pick up her right-to-sue letter from the post office until several days after receiving postal notice that the letter was being held for her there. *Id.* at 1050-1051.

Where a party may dispute receipt of the right-to-sue letter, courts have also relied on the presumption of receipt of a letter within *five* days of its mailing. *See, e.g., Cook v. Providence Hosp.*, 820 F.2d 176, 179 n. 3 (6th Cir.1987) (invoking presumption of receipt within five days of mailing absent convincing denial of receipt); *Tadros v. Coleman*, 717 F.Supp. 996, 1008 (S.D.N.Y.1989) (holding court would apply five day presumption where plaintiff's denial of receipt was unsubstantiated), *aff'd* 898 F.2d 10 (2d Cir.), *cert. denied* 498 U.S. 869, 111 S.Ct. 186, 112 L.Ed.2d 149 (1990); *Wagher v. Guy's Foods, Inc.*, 768 F.Supp. 321 (D.Kan.1991) (holding five day presumption of receipt would be applied to provide a "reasonable and workable ... framework" where plaintiff's counsel clearly received right-to-sue letter and failed to supply specific facts concerning receipt to rebut this presumption); *cf. Hunter v. Stephenson Roofing, Inc.*, 790 F.2d 472 (6th Cir.1986) (invoking five day presumption of receipt where plaintiff had failed to notify the EEOC of a change of address); *Jannah v. CSH-1 Hotel Limited Partnership*, 93 Civ. 836, 1994 WL 447492 (N.D.N.Y. Aug. 15, 1994) (same). One court has even found that it is "not unreasonable" to assume the right-to-sue letter was received within seven days of its mailing where the facts surrounding receipt thereof were not supplied. *Roush v. Kartridge Pak Co.*, 838 F.Supp. 1328, 1335 (S.D.Iowa 1993).

The court considers these precedents and finds them inapposite given the facts and circumstances of the instant case: plaintiff has neither denied receipt of the right-to-sue letter (in which case the five day presumption described above might apply), nor has she failed to set forth a date of receipt thereof (which would otherwise trigger application of the Rule 6(e) presumption).

[7] It is alleged that plaintiff's attorney, whose office is in Bronx County, received the right-to-sue letter on Sunday, October 2, 1994, which is the date he retrieved it from his mailbox. Based on this allegation, the court finds that plaintiff is deemed to have received such notice the day it was received at his office, five days after it was mailed: i.e. *1044. October 1, 1995. (FN6) Although defendants have submitted an affidavit from a United States Postal Service employee stating that the "expected" delivery time for first class mail from Manhattan (where, it is assumed, the EEOC letter was mailed) to the Bronx is two days (*See* Affidavit of Clifton Branch, dated June 26, 1995, at ¶ 3), the court, in considering the facts in the light most favorable to plaintiff, finds that it is not unreasonable that such mail could take five days from the date of mailing, even where it is sent borough-to-borough within New York City. *Moscowitz v. Brown*, 850 F.Supp. at 1191-1192 (construing facts in light most favorable to plaintiff and accepting plaintiff's allegation that letter received six days after mailing as opposed to presumption of receipt within three days under Rule 6(e)); *Kelly v. Kidder Peabody & Co., Inc.*, 88 Civ. 8694, 1993 WL 97288 at *2 (S.D.N.Y.1993) (permitting plaintiff to proceed in action where arguable delay in filing complaint was no fault of plaintiff, but rather her attorney); *McKenzie v. Amtrak M of E*, 777 F.Supp. 1119, 1122 (S.D.N.Y.1990) (holding case timely filed where earliest date plaintiff could have received letter fell within 90-day filing period: i.e., date plaintiff first received notice from post office that certified letter was being held there).

Accordingly, because a triable issue of fact exists concerning the date of receipt of the right-to-sue letter, the motion for summary judgment on this matter must be denied. *See Zachery v. Whalen*, 93 Civ. 36, 1994 WL 411526 at *2 (N.D.N.Y. July 26, 1994).

CONCLUSION

For the reasons set forth above, defendants' motion for summary judgment is denied.

FN1. As indicated by the defendants, this date was a Sunday, a day upon which the Postal Service does not deliver mail.

EXHIBIT D

UNITED STATES COURT OF APPEALS
FOR THE SECOND CIRCUIT

SUMMARY ORDER

At a stated term of the United States Court of Appeals for the Second Circuit, held at the United States Courthouse, Foley Square, in the City of New York, on the 9 day of DECEMBER, one thousand nine hundred and ninety-seven.

PRESENT:

Hon. John M. Walker, Jr.,
Hon. Dennis Jacobs,
<u>Circuit Judges</u>,
Hon. Charles L. Brieant,*
<u>District Judge</u>.


UNITED STATES COURT OF APPEALS
FILED
DEC 8 1997
SECOND CIRCUIT

- -

SANDRA HOLMES,

<u>Plaintiff-Appellant</u>,

v.

Nos. 96-9402(L)
96-9714(CON)
97-7195(CON)

NATIONAL BROADCASTING COMPANY, INC.,
GENERAL ELECTRIC COMPANY,

<u>Defendants-Appellees</u>.

GEORGE BUSHELL, PETER FALLON, LOUIS GIACHETTO, ED KINNEY, RAY SMITH,

<u>Defendants</u>.

- -

* The Honorable Charles L. Brieant of the United States District Court for the Southern District of New York, sitting by designation.

APPEARING FOR PLAINTIFF-APPELLANT: James H. Callwood, Bronx, New York

APPEARING FOR DEFENDANTS-APPELLEES: Richard H. Frank, National Broadcasting Company, Inc., New York, New York

Appeal from the United States District Court for the Southern District of New York.

This cause came on to be heard from the United States District Court for the Southern District of New York (Motley, J.) and was argued.

ON CONSIDERATION WHEREOF, IT IS HEREBY ORDERED, ADJUDGED AND DECREED that the judgment of the district court be and it hereby is affirmed.

Plaintiff-appellant Sandra Holmes ("Holmes") appeals from: (1) the September 18, 1996 order of the district court sanctioning Holmes, pursuant to Fed. R. Civ. P. 16(f), in the amount of $562.50 in attorneys' fees; (2) the November 25, 1996 judgment of that court dismissing, pursuant to Fed. R. Civ. P. 37(b)(2)(C), Holmes's claims under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e, et seq. (Title VII) against defendants-appellees National Broadcasting Company and General Electric Company; and (3) the January 9, 1997 order denying Holmes's motion pursuant to Fed. R. Civ. P. 59(e) to vacate the dismissal of her action.

We review the district court's order of sanctions and dismissal of the action under Fed. R. Civ. P. 37(b) for abuse of discretion, see Valentine v. Museum of Modern Art, 29 F.3d 47, 49 (2d Cir. 1994), and the denial of Holmes's Rule 59(e) motion to vacate the dismissal for abuse of discretion. See McCarthy v. Manson, 714 F.2d 234, 237 (2d Cir. 1983).

I. The Sanctions

The district court sanctioned Holmes for the failure of her attorney, James H. Callwood ("Callwood"), to attend two pretrial conferences on June 27, 1996 and July 11, 1996 ordered by the district court. On appeal, Callwood justifies his failure to appear on the basis that the district court had previously denied Holmes's motions for summary judgment and preliminary injunction against appellees, that Holmes had appealed these orders, and therefore that the district court had no jurisdiction to compel Holmes or Callwood to attend the pretrial conferences.

Fed. R. Civ. P. 16(f) provides that

> If a party or party's attorney fails to obey a scheduling or pretrial order, or if no appearance is made on behalf of a party at a scheduling or pretrial conference . . . the judge shall require the party or the attorney representing the party or both to pay the reasonable expenses incurred because of any noncompliance with this rule, including attorneys' fees, unless the judge finds that the noncompliance was substantially justified or that other circumstances make an award of expenses unjust.

It is undisputed that Callwood failed to comply with the district court's orders to attend two pretrial conferences. Callwood's proffered justification for his failure to appear must fail. Because the order denying Holmes's motion for summary judgment was non-appealable, see Alart Assocs., Inc. v. Aptaker, 402 F.2d 779, 780 (2d Cir. 1968), Holmes's filing of a notice of appeal from that order did not divest the district court of jurisdiction. See United States v. Rodgers, 101 F.3d 247, 251-52 (2d Cir. 1996); Leonhard v. United States, 633 F.2d 599, 610 (2d Cir. 1980). Nor did Holmes's appeal of the district court's order denying her a preliminary injunction divest the district court of jurisdiction. See Webb v. GAF Corp., 78 F.3d 53, 55 (2d Cir. 1996). Because under well-settled law the district court continued to have jurisdiction after denying Holmes's motions for summary judgment and preliminary injunction, Callwood's failure to attend the two pretrial conferences was entirely unjustified.

Finally, the district court's award of attorneys' fees in the amount of $562.50 for appellees' counsel's three hours and forty-five minutes-attendance at the two pretrial conferences was reasonable.

II. The Dismissal

On September 19, 1996, the district court ordered Holmes to attend a deposition on October 31, 1996, ordered appellees to produce an individual for deposition on November 14, 1996, and ordered both parties to comply with various discovery requests. The order states: "Failure of the plaintiff to appear for her deposition will result in the DISMISSAL of this action. Failure of the defendant to produce an individual to appear on its behalf on November 14, 1996 . . . will result in an entry of judgment for the plaintiff BY DEFAULT." (emphasis in original). The district court sent a copy of this order both to Callwood and to Holmes's home address. Nevertheless, Holmes failed to appear for the October 31, 1996 deposition. In a later sworn affidavit in support of her motion to vacate the dismissal, Holmes explained her failure to appear as follows:

> In view of the fact that NBC/GE had lied to the EEOC that this conduct had been brought to the attention of Judge motley [sic], that Judge Motley, instead of taking NBC/GE to task for its criminal behavior, had actively aided and abetted said conduct, I was appalled at the prospects for the manner in which this conduct might impinge upon my rights in the captioned action.
>
> Accordingly . . . I was reluctant to attend the deposition which was scheduled for October 31, 1996 . . . in view of the unfolding information regarding the claims I had against NBC/GE regarding the intentional infliction of emotional harm.

On appeal, Holmes now justifies her failure to appear at the deposition on the basis that her appeal of the district court's September 18, 1996 order of sanctions divested the district court of jurisdiction to compel her to attend the deposition.

Fed. R. Civ. P. 37(b)(2) provides that "[i]f a party . . . fails to obey an order to provide or permit discovery . . . the court in which the action is pending may make such orders in regard to the failure as are just, and among others the following: . . . [a]n order . . . dismissing the action . . . ." Dismissal with prejudice under Rule 37(b) may be used only where a court finds "willfulness, bad faith, or any fault on the part of the prospective deponent" and, at least in pro se cases, "so long as a warning has been given that noncompliance can result in dismissal." Valentine, 29 F.3d at 49-50 (internal quotation marks and citation omitted); Baba v. Japan Travel Bureau Int'l, Inc., 111 F.3d 2,5 (2d Cir. 1997). However, "the most severe in the spectrum of sanctions provided by statute or rule must be available to the district court in appropriate cases, not merely to penalize those whose conduct may be deemed to warrant such a sanction, but to deter those who might be tempted to such conduct in the absence of such a deterrent." National Hockey League v. Metropolitan Hockey Club, Inc., 427 U.S. 639, 643 (1976)(per curiam).

Here, the district court informed Holmes in no uncertain terms that her failure to attend the October 31, 1996 deposition would result in dismissal of her action. As evidenced by her affidavit, Holmes willfully and without any justification violated the district court's order. This violation followed Callwood's failure to attend three pretrial conferences as ordered by the district court (including one following the two which led to sanctions). Holmes's proffered justification on appeal for failing to attend the deposition must also be rejected. Though an order assessing sanctions against a party and a non-party attorney is an appealable collateral order, see Thomas E. Hoar, Inc. v. Sara Lee Corp., 882 F.2d 682, 685-87 (2d

Cir. 1989), an appeal of such a collateral order does not divest the district court of jurisdiction over questions not raised and decided in the collateral order. See New York State Nat'l Org. for Women v. Terry, 886 F.2d 1339, 1350 (2d Cir. 1989). The district court therefore had jurisdiction to order the deposition and did not abuse its discretion in dismissing Holmes's claim for her flagrant and unjustified failure to appear at such.

The district court's denial of Holmes's motion to vacate the dismissal under Fed. R. Civ. P. 59(e) was also within her discretion. Holmes offered no justifiable reason for vacating the dismissal. Because we affirm the dismissal of Holmes's action, we need not address Holmes's other claims.

We have carefully considered petitioner's remaining arguments and find them to be without merit. Accordingly, we affirm the judgment of the district court.

FOR THE COURT:

Lucille Carr

GEORGE LANGE III, Clerk
by: Lucille Carr, Deputy Clerk

EXHIBIT E

April 2, 2001

To: Bob Healing, Esq.
Corporate Counsel
General Electric

From: Sandra Holmes
GE Shareholder and NBC Employee

Subject: Information Regarding Demonstration of Lack of Integrity by NBC Management in Contravention of Audit Committee Charter Principle #7

Dear Mr. Healing:

By way of introduction, my name is Sandra Holmes, and I have been an employee of NBC at 30 Rockefeller Plaza for 36 years. I am also a holder of stock in the GE corporation.

As per our conversation of April 1, 2001, enclosed hereinafter is information and a series of questions relating to the mandate of the Audit Committee regarding "Integrity".

Specifically, principle # 7 as set out in Appendix A, page 46 last full paragraph of the 20001 Notice of Annual Meeting and Proxy Statement reads as follows regarding its duties:

> "7. To review and investigate any matters pertaining to the ***integrity of management***, including conflicts of interest, or adherence to standards of ***business conduct as required in the policies of the Company***. In connection therewith, the Committee will meet, as deemed appropriate, with the General Counsel and other Company officers and ***employees***." (Emphasis added)

To provide you with some background regarding the questions directed to the Audit Committee which follow hereinafter, please log onto the following website address which definitively explicates the entire situation which has given rise to the writing of this communication. Also please read the press release which follows hereinafter:

http://home.att.net/~james.callwood/SandraGHolmes.html

This website is being proliferated throughout cyberspace, particularly to financially oriented sites which have as their mission the dissemination of information which "tells it like it is".

Following hereinafter is a press release which contains information concerning the egregious behavior of GE/NBC in a civil rights litigation.

The information which follows hereinafter will provide a keen insight regarding the flip side of how one becomes "Manager of the Century", (Jack Welch), and the Fortune Magazine "Most Admired Corporation", (GE), for the past four consecutive years.

JAMES H. CALLWOOD
ATTORNEY-AT LAW
775 CONCOURSE VILLAGE EAST
BRONX, NY 10451

TEL (718) 681-7092 FAX (718) 681-7092
E-MAIL james.callwood@worldnet.att.net

PRESS RELEASE

Following hereinafter is the website address which details, with particularity, the egregious facts and circumstances surrounding the federal court civil rights litigation entitled Sandra Holmes v. NBC/GE.

Ms. Holmes, an African American female, has fought a ten year, "David V Goliath" struggle against a $500 billion corporation wherein, notwithstanding the fact that all of the issues dispositive of NBC/GE's liability have been definitively established, and indeed, criminal conduct, and judicial misconduct have also been definitively established by documentary evidence, the case has been dismissed by the District Court judge who did not even have jurisdiction to dismiss the case!!!

The court of appeals for the 2nd Circuit, in upholding the lower court dismissal, thus affirmed a nullity, and in the process, changed the lower court record, and additionally refused to acknowledge the commission of a felony by the NBC/GE attorneys in having lied to the EEOC about dispositive facts and circumstances; lies which were later admitted in the NBC/GE

Federal District Court Answer.

Please see the following website for a detailed explication and documentation of the foregoing facts and ciriumstances :

http://home.att.net/~james.callwood/SandraGHolmes.html

This website is being disseminated throughout cyberspace so that the egregious happenings can be exposed to the cold light of cyberspace scrutiny.

This website has been and is being disseminated to such entities as:

- The US Department of Justice, Public Integrity Section ,which has exclusive Jurisdiction for the prosecution of allegations of criminal conduct against federal judges;
- The United States House of Representatives Judiciary Committee, Subcommittee on Courts and the Judiciary;
- The Senate Judiciary Committee;
- Financial reporting publications such as Fortune Magazine, Forbes Magazine, Dow Jones, Moody's, Standard and Poors, Dun and Bradstreet;
- Stock exchanges the world over;
- Local and national bar associations;
- The European Commission which recently blocked the GE/Honeywell merger pending a phase 2 investigation of the merger's potential anti-competitive affect;
- To European unions which are concerned about the potential anti-competitive affect of the proposed merger;
- Employee Benefits Research Institute;

To individual investor websites, to socially conscious investing websites, and to any and all entities which are concerned about corporate skulduggery and the manner in which the rights of the individual are usurped in a Plutocratic Society.

It is interesting to note that GE/NBC has been touted by Fortune magazine as the "Most Admired" corporation for the last four consecutive years, and that Jack Welch has been lionized as the Manager of the Century.

Please note that all of the facts and circumstances dispositive of NBC/GE liability herein have been admitted in the GE Answer.

The fact that Howard Ganz of Proskauer lied to the EEOC is self-evident.

The fact that the District Court suffered to come before it criminal conduct amounting to a felony is manifest.

The fact that the second Circuit Court of Appeals changed the facts in the District Court record, in order to be able to affirm a nullity is clear.

I am incensed and outraged at the facts and circumstances as set out hereinabove.

I will not stop until I receive the justice which I so richly deserve.

In this regard, I have every intention of continuing to publicize the egregious conduct of NBC/GE management in every forum available to me.

Accordingly I pose the following questions regarding the "Integrity " mandate of the Audit Committee:

- How does one contact the Audit Committee?
- Does the committee have an E-mail address ?
- How does one receive written confirmation of the fact that the Committee has received the questions posed?
- How does one secure an audience with the Committee?
- Will the results of the Committee's investigation be presented to the shareholders at the April 25, 20001 Annual Meeting?
- If not, will there be a written report of the outcome of the Committee's deliberations?
- Will a written report of the Audit Committee's findings regarding questions of corporate integrity be presented to the New York Stock Exchange pursuant to the requirement that each member of the Committee be defined as an independent

director under New York Stock Exchange Rules?

- Will I, as a stockholder have the opportunity to present questions regarding integrity at the April 25, 2001 shareholder's meeting in Atlanta Georgia?
- Will I be able to represented by counsel at the April 25 shareholder's meeting?

Thank you in advance for an expeditious reply to the foregoing questions, and please respond in writing to my attorney at the following address:

JAMES H. CALLWOOD
ATTORNEY-AT LAW
775 CONCOURSE VILLAGE EAST
BRONX, NY 10451

TEL (718) 681-7092 FAX (718) 681-7092
E-MAIL james.callwood@worldnet.att.net

Sincerely,



Sandra G. Holmes

EXHIBIT F

Teel, Betti (CORP)

From: James Callwood [james.callwood@worldnet.att.net]
Sent: Monday, April 23, 2001 3:34 PM
To: Healing, Bob (CORP)
Subject: Re: Sandra Holmes v NBC/GE

April 23, 2001

Dear Mr. Healing:

This is a response to your confirmation of receipt of my e-mail of April 22, 2001, and your inquiry as to whether we would be attending the meeting, and as to the propect of a meeting between us that morning.

Unfortunately, I will not be able to attend insofar as I ran into scheduling difficulties, however Ms. Holmes will most definitely be attendng.

This occassions us no concern because, as I am sure you are well aware she is quite capable of articulating her case with verve and eloquence.

It is unfortunate that we did not have an opportunity to sit down and have a truly meaningful conversation about the facts and circumstances which pertain to this case, and the manner in which we could arrive at a satisfactory resolution.

I had sincerely hoped that once a dialogue had been established with you, that we could move past the insufferably stupid positions adopted by NBC in this matter.

That there has been a very serious problem with the intellect and integrity of NBC management, not only with regard to this case, but in general, as punctuated by the Michael Gartner/ GM fiasco is manifestly clear.

I had hoped that saner heads would prevail vis-a-vis GE and that the course of events which has been set in motion by the proliferation of the website which details with particularity the criminal conduct, judicial misconduct, obstruction of justice, and the co-option of the EEOC could have been curtailed.

However, your assertion that:

"that the concerns that Ms. Holmes raised in her letter were previously raised in litigation which has now been concluded after an appeal to the United States Court of Appeals for the Second Circuit",

and your assertion that:

"the most appropriate process for reviewing employee concerns of this type is GE's ombudsperson process, and that I would refer Ms. Holmes letter to the GE ombudsperson for review. ... and that "You and Ms. Holmes will be advised in writing of the outcome of that review",

make it abundantly clear that you still don't get it!!!

At the outset it is ludicrous for you to suggest that the matters herein have been concluded by the Second Circuit Court of Appeals!!!

Let me remind you that the Title of the website is;

"CRIMINAL CONDUCT AND JUDICIAL MISCONDUCT ... HOW AND WHY THE SECOND CIRCUIT AFFIRMED A NULLITY"

Any first year law student who has even a nodding acquaintance with civil procedure knows that any action which is taken by a court which does not have either in personam jurisdiction or subject matter jurisdiction is a nullity.

Such action is not voidable, it is void ab initio.

In other words, said action never came into being.

That is the exact situation which is present herein, and which has been copiously spelled out on the website.

Judge Constance Baker Motley, in one of the most quintessentially stupid tactical moves imaginable, sanctioned both attorney and client for failure to attend a deposition.

Said sanctioning was during a period of time when NBC had already defaulted on a motion for summary judgment wihch involved the fact that NBC had lied to the EEOC, and Judge Motley should have rendered a decision involvoing rule 11 sanctions.

Such a sanction, involving both attorney and client, is immediatley appealable according to the law of the Second Circuit, and indeed according to the law of all the circuits.

Upon the filing of a Notice of Appeal regarding the propriety of sanctions, Judge Motley, was divested of jurisdiction to rule on the propriety of sanctions.

Nevertheless, she indicated that Plaintiff and her attorney were required to attend a further deposition (even though NBC had alreday defaulted on a motion for summary judgment) and failure to attend would result in the dismissal of the case.

Upon out refusal to attend, she dismissed the case, and in so doing acted without jurisdiction, and engaged in activity which amounted to a nullity.

Upon presenting these facts and circumatances to the Second Circuit Court of Appeals, the panel of Walker, Brieant, and Jocbvs, changed the facts of the record below to indicate that only Holmes had been sanctioned, and in so doing opted into the situation in a manner which amounted to obstruction of justice.

They didn't just allow definitive evidence of a felony in lying to the EEOC to come before them with absolute impunity, they took an active part in the obstruction of justice by changing the facts in order to be able to affirm a nullity.

All that has been said before is not speculation. It is not conjecture. It is fact.

It is fact which no one has denied.

Along comes Bob Healing and says the matters involved in this litigation have been "concluded by the Second Circuit Court of Appeals".

In other words, the Second Circuit stuck you with the results of its criminal conduct. Therefore you are the stuckee!!!

I don't mean to be flippant about what we consider to be truly egregious matters, but I feel compelled to articulate, in the most certain terms the feelings which you are obviously unable to understand.

If you were surprised by Ms. Holmes's vitriolic response to your "Iron fist in velvet glove" assertion that the matters involved herein "had been concluded", you should not have been!!!

She saw your attempt to BS us that we had no recourse, in the face of a website which completely vitiated the plutocracy, as a continuation of the same crap that NBC has been pushing for eleven years; a continuation of the "corporate rape" which has characterized this situation from day one!!!

And for you to suggest that "we would be informed of the result of the Ombudsman's investigation" was the height of arrogance and quite frankly, abject stupidity.

Let me remind you that GE is in no position to dictate anything in this situation!!!

Please read the website in its entirety.

Read the portion which deals with the vitiation of the plutocracy!!

Read the portion which deals with the shift in the paridigm as regards the power of the Internet.

Look at the Jack Welch interview with Marie Bartirimo and the fact that GE stock has lost 30% of its valuue since the announcement of the GE/Honeywell merger.

Look at the fact that notwithstanding record GE profit figures, notwithstanding the fact that GE, unlike high tech stocks which are subject to the vagaries of the shifiting marketplace, is firmly grounded in long term, anti-cyclical industires, notwithstanding the fact that the FED has so magnanimously granted a cut in the interest rate, GE stock is flat.

Look at the fact that Jacke Welch, the "Internet savvy Manager of the Century" who has signed the largest deal for an autobiography, is now saying - Charlie Rose Interview - that he will only be writing about his mistakes!!!

Are you aware of the NYSE requirements for disclosure and the dispelling of rumors which may impinge upon the the value of GE stock?

Are you aware of the 10(B)(5) implications?

Are you aware of the fact that Ms. Holmes's address to the shareholder's meeting is a mere exclamation point to what is to follow as the definitive articulation of GE's malfeasance is proliferated across cyberspace?

Are you aware of the fact that every black person is not a mealy mouthed ass-licking house nigger as is the case with so many of the "black luminaries", such as our "esteemed' chief justice "uncle Clarence Thomas"?

Are you aware of the fact that some of us truly belive that we are entitled to be treated and demand to be treared with dignity and respect?!!!

I could go on for another three pages about how egregiously this situation has been mishandled, but quite frankly, I am weary, bored, not getting paid for doing so, and just plain disgusted.

So let me tell you what I think makes most sense to do to get us all out of a "sticky wicket" as painlessly and expeditiously as possible.

First, we are not going to stop unless we have a good reason to do so, and this is only the beginnig.

We have purposely held back in the activities in which we have engaged in the hope that saner heads would prevail.

But since you have seeen fit to insult our intelligence with BS, we feel we have no choice but to press forward, and be advised that we "take no prisoners"!!!

If you want to reolve this case consider the following:

Settle with Ms. Holmes in a manner which takes cognizance of the fact that the aim of punitive damages is to exert a profilactic affect upon conduct which is sought to be proscribed.

Make a full and contrite disclosure about the fact that NBC has engaged in reprehensible conduct, and that the "nest of vipers" who engaged in this conduct have all been eliminated from the equation, and new, up-to-date management has been installed at NBC which is fully cognizant of GE's commitment to "Integrity"

Make Ms. Holmes, as a result of GE's willingness to rectify the egregious "corporate rape" which has charatcterized this situation, the "Poster child' of corporate contiriton, integrity, and redemption.

In other words, instead of Ms. Holmes addressing the shareholder's meeting as an individual who has a legitimate right to comment on the abject lack of "corproate integrity", have her as an ally who truly feels that GE has shown corporate redemption.

One way ot another, all that has happened herain must come out.

The question is whether it comes out in a manner which will cause the stock to plummet further, or if it comes out within the context of the healing process already having begun.

If the above makes sense to you please respond.

Else, let's let the chips fall where they may.

Sincerely,

James H. Callwood

EXHIBIT G

MS. SANDRA HOLMES, share owner: I have worked for NBC for 35 years. That is what I will admit to. Jack, I am very concerned about integrity. You have spoken glowingly about it at the beginning of this meeting. I have found that I have had to deal with the flip side of that integrity inasmuch as that I had to establish a Website that documents with particularity that GE, or rather NBC, lied to a federal agency, and that as a result of it we have a situation where federal court dismissed the case without even having jurisdiction.

This is a personal issue, you might say, but it goes to integrity—lying, for me, goes to integrity. I am concerned about that because it reflects on a company to which I have given so much of my life. And also this Website is being proliferated throughout cyberspace and I know that people are reading that and are seeing the flip side of the most admired corporation in the United States. Thank you.

CHAIRMAN WELCH: You know, Ms. Holmes, I have been briefed on your issue before this matter and I appreciate your concerns. I understand the EEOC investigated it and there is some litigation now between us. You have worked as a good employee for NBC for 36 years—

MS. HOLMES: I was trying not to say that. [Laughter]

CHAIRMAN WELCH: I am sorry. And I hope that this will all get resolved to your satisfaction. I understand that you are still an employee, and I hope that people are treating you the right way.

MISS HOLMES: I would like to have this resolved, I really would. I have worked very hard for it, and I have done nothing wrong, Jack. I have done nothing wrong.

CHAIRMAN WELCH: Thanks for bringing it up.

EXHIBIT H

APR 30 2001

J.F. WELCH

JAMES H. CALLWOOD
ATTORNEY-AT LAW
CONCOURSE VILLAGE EAST
BRONX, NY 10451
TEL -(718) 681-07092
FAX- (718) 681-7092

April 30, 2001

To Mr. John F. Welch, Jr.
Chief Executive Officer
General Electric, Inc.

Subject: Resolution of Issues Re Sandra Holmes v NBC/GE

Dear Mr. Welch:

I am James H. Callwood, the attorney for Sandra Holmes, the 36 year employee who addressed the April 25, 2001, shareholders meeting in Atlanta, GA.

At that meeting, it is my understanding that you made several pointed statements regarding the issues involved in the captioned litigation.

Specifically, it is my understanding that you said the following:

- That you knew of the situation with Ms. Holmes as result of having been fully briefed;
- That you were aware of the fact that Ms. Holmes had been a 36 year *exemplary* employee;
- That NBC had lied to a federal agency, the EEOC during the course of the legal proceedings involved herein;
- And that "we're going to take care of this"

These admissions and exclamations of recognition of the fact that Ms. Holmes has been a valued employee for the past 35 years were indeed a welcome departure from the abject cruelty which has been visited upon her over the past 35 years as an NBC employee.

Ms. Holmes graduated from the NYU school of communications with a bachelor's degree in 1963, and was fully trained to become a valued employee within the context of the NBC television journalism environment.

Yet she had to suffer the indignity of languishing in a secretarial position while holding this degree, as she saw film can carriers being trained as editors; individuals who frequently did not even have high school diplomas.

In the beginning of her career, the "N" word was openly used as a way of referring to black people and it is still being used as ignorant jerks engage in the "levity" which they define as racial humor.

It was only by her initiative, her chutzpah, that she was ever considered for a position as an editor, and she suffered mightily for having the "audacity" to even aspire to this.

She has been passed over for positions for which she was much more qualified than others who were given opportunities.

She was vilified as a an "uppity nigger" who did not know her place.

Even today, she languishes in a corner of a dirty little room, where she is being retaliated against as a result of her having had the "temerity" to file this complaint and lawsuit, as her salary has been reduced by 30 thousand dollars per year, an action soundly proscribed by the provisions of Title VII of the Civil Rights Act.

Yes Mr. Welch, it is commendable that you have seen fit to acknowledge the wrongs done to Ms. Holmes, and made a commitment, in an open shareholder's meeting to "take care of this".

The question is when will "this" be taken care of?!!!

In your various on camera interviews you have made much of the notion that you want every GE employee to come to work and approach his or her job as a thing of joy.

In contrast, when Ms. Holmes comes to work, she feels that she is returning to Auschwitz!!!

There is no joy in coming to a job when you have been stuck in a corner while you are losing 30 thousand dollars per year as a result of illegal retaliation in violation of the Civil Rights Act.

There is no joy when she has followed the corporate policy regarding "Integrity" to the spirit and the letter , and has been soundly rebuffed for having done so, even to the extent of the company having admittedly lied to the EEOC, and , having engaged in a conspiracy which amounts to obstruction of justice as regards five federal judges in the second circuit.

To put it mildly, Ms Holmes wants out of this mess!!! She wants out of a situation which you, in front of a shareholder's meeting ,said you would take care of.

I assume you to be a man of your word.

Now that you acknowledged that you have been briefed, and you know the circumstances herein, let's move swiftly to do something about this.

Ms. Holmes wants to immediately be placed on administrative leave at full salary while we hash out a solution to this situation.

Thus starting Tuesday May 1, 2001, she does not have to report to the NBC "cesspool" which has been the source of so much stress and aggravation.

Insofar as NBC has engaged in admittedly criminal conduct in an effort to render Ms. Holmes impecunious, as a good faith show of willingness to resolve this situation, you will immediately cause to be placed in separate accounts, the sum of $500,000 to Ms. Holmes and to myself, pending the overall resolution of this situation.

We sued for 30 million dollars as the aggregate sum for compensatory and punitive damages.

Bearing in mind that the aim of punitive damages is to exert a prophylactic affect upon conduct which is sought to be proscribed, and bearing in mind that not only was the untoward conduct not proscribed, but in fact NBC went much further in engaging in egregious conduct, to the point of lying to the EEOC, and co-opting the courts, we consider that a resolution to this situation should take cognizance of the punitive aspect of damages which pertains to the circumstances herein.

We would hope, and indeed demand that all of the details regarding the resolution of this situation be worked out by Friday, May 4, 2001.

We have some ideas about how GE, in what would be perceived as a philanthropic gesture, can go far in rehabilitating its image, and rather than have the full revelations herein become a public relations fiasco, have GE's actions be perceived as those that a "most admired corporation" would engage in.

In any event, please make the foregoing deposits of $500,000 each into separate accounts, and immediately release Ms. Holmes, so that we can begin to work out the details of an ultimate resolution.

Might I suggest that you assign someone to the accomplishment of the foregoing tasks whose mandate is to get the job done; someone to whom the ultimate resolution is more important than Brinkmanship.

Please respond as expeditiously as possible so that we can know your position and take whatever actions we deem appropriate to resolve this situation.

Sincerely,



James H. Callwood

EXHIBIT I

March 17, 2003

Dear Mr. Healing:

As per my conversation with your secretary, enclosed hereinafter is a hard copy fax of the information which was e-mailed to you on Friday, March 14, 2003.

As I indicated in my earlier e-mail today, it appears that the various tables have been distorted in the e-mail process, and this hard copy fax should hopefully make the presentation more comprehensible.

Also, please refer to the dostorted e-mail when you wish to view various attachments and hyperlinks.

These parts of the e-mail are perfectly accurate, and qwill facilitate your ability to understand fully the points which I have raised.

Also, as I mentioned in my earlier fax, furhter e-mails will follow tjis morning which point up the extreme sense of urgency we attach to the resolution of this situation by Friday, March 21, 2113.

Sincerely,



James H. Callwood

March 14,2003

Dear Mr. Healing,

As per our conversation, summarized hereinafter is information which pertains to the facts and circumstances surrounding the litigation - **Sandra Holmes v NBC/GE**

The information starts off with excerpts from a posting which is being prepared for dissemination throughout cyberspace, two weeks prior to the date of the shareholder's meeting, and which will serve as the focal point of an address which Ms. Holmes has instructed me to make as her representative at the shareholder's meeting.

Up until about a month ago, it was her unalterable decision to disseminate this information and have me make this address.

However, there are certain facts and occurrences which have impinged positively upon the conditions of her employment which have allowed me to prevail upon her to attempt to get this thing settled before more drastic measures are taken.

NBC/GE management has behaved in a most reprehensible manner toward Ms. Holmes for the entire period of time she has been employed at NBC, and especially so for the last 14 years as she has attempted to vindicate her civil rights in the EEOC and the federal Courts.

NBC/GE, with the active participation of the EEOC and the Federal Courts, have utilized every measure available to usurp Ms. Holmes' rights, going so far as to corrupt the EEOC and the Federal Courts and induce these entities to engage in criminal conduct which amounts to felony obstruction of justice.

To put it mildly, she is sick and tired of the reprobate behavior, and is ready, willing, and able to leave no stone unturned in seeking justice as should be abundantly clear from the posting of the Sandra Holmes v NBC/GE litigation website.

It is significant to note that upon the posting of that website and first dissemination of the information contained therein, on 5/10/2000, right into the teeth of the 5/8/2000 annoucement of the 3 for 1 stock split, GE stock has lost 350 billion dollars in market captitalization, when, in fact, had GE stock continued to perform in the manner it had performed after previous stock splits, GE stock would have a market capitalization of 1.7 trillion dollars. (***A THOROUGH ANALYSIS OF THE***

<u>REASONS I BELIEVE THIS TO BE TRUE IS CONTAINED HEREIN ALONG WITH EMPIRICAL AND DOCUMENTARY EVIDENCE</u>)

The few perfuunctory "rewards" which have, here of late been thrust upon her in the vocational context are way to little, way to late.

But said overtures have succeeded in getting her to allow me to make a last ditch attempt at arriving at an amicable resolution to this situation.

So, I entreat you, and/or the individual who ultimately takes responsibility for acting on behalf of NBC/GE in this matter, to consider carefully that which follows hereinafter.

GE STOCK DOWN 52% FROM 5/8/ 2000, $52.43 -3 FOR 1 SPLIT VALUE

Has GE's Failed Commitment to *"Integrity"* Decimated its Stock Value and Made GE an "*<u>Enron In The Making</u>*"?!!!

The official GE corporate website - GE.com, extols ***"Integrity"***, as the core and guiding principle of GE corporate philosophy in the following statements excerpted from a speech to GE employees by GE Chairman, ***Jeffrey Immelt***:

> "... Along with commitment to performance and thirst for change, we must always display total, unyielding ***"Integrity."***
>
> This is a company of ***"Integrity"***. ...Our worldwide reputation for honest and reliable business conduct, built by so many people over so many years, is tested and proven in each business transaction we make.

...

> Each person in the GE community makes a personal commitment to follow our Code of Conduct. Guiding us in upholding our ethical commitment is a set of GE policies on key ***"Integrity"*** issues. All GE employees must comply not only with the ***"Letter"*** of these policies but also their ***"Spirit"***.

I, and all GE leaders, have the additional responsibility of nurturing a culture in which compliance with GE policy and applicable law is at the very core of our business activities. It is, and must be, the way we work."

...

GE professes a strong commitment to ***"Integrity"***, both the ***"Spirit"*** and the ***"Letter"*** as the bedrock upon which GE corporate philosophy is anchored.

Significantly, in keeping with this expressed commitment to ***"Integrity"***, GE Chairman Jeffrey Immelt, was an early, ***(July 30, 2002)*** signatory to the ***SEC*** (Security Exchange Commission), requirement that every CEO swear, that their company had not engaged in fraudulent or misleading behavior.

But, based upon GE actions in the litigation of the civil rights case - ***Sandra Holmes v NBC/GE,*** has GE lived up to its professed commitment to ***"Integrity"?*** Or has the recognition by the Internet that GE has failed abysmally to follow its own professed standards, caused a precipitous drop in its stock value?

Please consider the following significant facts:

- On ***May 8, 2000***, a 3 for 1 GE stock split took effect, resulting in a ***$52.43*** adjusted split price; (the pre-split price on Friday, ***5/5/2000,*** had been $***156.38***;

- On ***May 10, 2000,*** two days later, the following website which details GE's total ***lack*** of integrity, participation in criminal conduct, and co-option of the EEOC, the Federal District Court for the Southern District, and the 2nd Circuit Court of Appeals, amounting to obstruction of justice prosecuteable as a felony was first disseminated in cyberspace:

http://home.att.net/~james.callwood/SandraGHolmes.html

- GE stock immediately began to lose value upon the ***May 10, 2000***, first dissemination of the above-mentioned website in cyberspace, and has,for the most part, continued to plummet to the present day.

This ***loss*** in value after the ***5/8/2000, 3 for 1*** split was in marked contrast to the ***increases*** in value which had occurred after previous ***2 for 1*** splits during Jack Welch's tenure, and notwithstanding, with minor exceptions, continued record profits and overall financial viability, leading to the inescapable conclusion that GE"s lack of integrity, and participation in criminal conduct as revealed in the above-mentioned website, has had a profound, and continuing negative affect upon GE stock value.

- A graphic illustration of the above proposition can be seen by the content of the ***FIRST ATTACHMENT*** which was downloaded from CBSmarketwatch.com and which shows, unequivocally that immediately upon the ***May 10, 2000***, posting and dissemination of the above-mentioned website, GE stock began to plummet, and none of GE's efforts to recapture the market value of its stock have been successful; indeed, said efforts have been abysmal failures.

To fully appreciate the extent to which the abovementioned website has occasioned the diminishment in the value of GE stock, please consider the following:

The stock splits during Jack Welch's tenure occurred on the following dates, each of the first four Jack Welch splits resulting in an increase in value leading to a subsequent split within the indicated time frame after the previous split because of the marked increase in value: resulting in the following increases in stock value:

1) 6/1/83 - Pre - split 6/2/83- Post-split

Pre-split	Post-split
$105.00	$54.00 (2 for 1)

2) 5/22/86-Pre split 5/26/87-Post - split Time since last split Increase in stock value

Pre split	Post - split	Time since last split	Increase in stock value
$100.50	$53 (2 for 1)	3 years	$100.50 / $54.00 = 186%

3) 5/13/94 - Pre-split 5/16/94 - Post- split Last split Increase in stock value

Pre-split	Post- split	Last split	Increase in stock value
$95.37	$47.35 (2 for 1)	7 years	$95.37 / $53 = 180%

4) 5/9/97 - Pre-split 5/12/97 -Post - split Lastsplit Increase in stock value

Pre-split	Post - split	Lastsplit	Increase in stock value
$109.75	$60 (2 for 1)	3 years	$109.75 / $47.35 =$232%

5) 5/5/2000 - Pre-split 5/8/2000 -Post - split Last split Increase in stock value

Pre-split	Post - split	Last split	Increase in stock value
$156.38	$52.43 (3 for 1)	3 years	$156.38 / $60 = 261%

In marked contrast to the above, the performance of GE stock after the 5/8/2000, 3 for 1 split has been abysmal.

Instead of GE stock appreciating in value en route to another split by the four year average split date, GE stock has plummeted in value from the ***5/8/2000, $52.43*** value to a today, March 14, 2003 calue of $25.25, having lost a full 48% of its 5/8/2000, value.

In order to fathom just how markedly GE stock has diminisehd in value since that split and to fully appreciate the extent to which this poor performance represents a radical departure from previous stock price perormance, please consider the folllowing:

- The four previous splits were 2 for 1 while the 5/8/2000 split was 3 for 1;
- Thus, not only would one expect GE stock to ***increase*** after the 3 for one split, it would be expected that GE stock would increase ***even more markedly*** than it did after the 2 for one splits.
- Instead, GE stock value after the 3 for 1 split has shown abysmal ***decreases;***
- The only really significant difference in GE operations post 5/8/2000 was the 5/102000, posting of the above-mentioned website.

I submit that a valuable tool in evaluating the severity of the post 5/8/2000, decrease in GE stock value is an extrapolation as to what the value of GE stock would have been had it continued to perform as it had after previous splits.

Starting first with a ***conservative*** estimate of where GE stock would likely have been, please consider the following facts and figures based upon the ***averages*** of the value of GE stock post - split increases during the pervious splits:

The average time which elapsed between each of the four prior 2 for 1 splits and the average increase in stock value are summarized as follows:

Elapsed time		Increase in Stock Value
6/2/83 - 5/22/86	- 3 years	186%
5/26/86 - 5/13/94	- 7 years	180%
5/13/94 - 5/12/97	- 3 years	232%
5/9/97 - 5/8/2000	- 3 years	261%
Total	16 years / 4 splits = **4 Yrs average between splits**	**Total** 859 / 4 = 214% **Average Increase In Stock Value**

Based upon the average increases GE stock had attained after the previous splits which occurred an average of four years apart, a ***conservative*** estimate of the value GE stock would have attained four years after the 3 for 1 split, **(5/82000)** is calculated by multiplying the ***5/8/2000,*** Ge stock value by the average increase over the course of the previous splits as illustrated by the following:

5/8/2000 Split Price Value		Average % Increase		Projected 5/8/20004
$52.43	X	214%	=	$112.20

It is noted that this is a ***conservative*** estimate of where the value of GE stock should be by %/8/2004.

If the fact that this is a ***3 for 1*** split and that it is reasonable to assume that the value of GE stock would appreciate at a rate which is ***33 1/3*** percent higher when one compares the ***3 for 1*** split with the previous ***2 for 1*** splits, a ***33 1/3*** percent higher value would yield a stock value of ***($112.20)+ ($112.20 x 33 1/3%) =($112.20) + ($37.40) = $149.96.***

Additionally, if one considers that the last two stock splits showed a markedly higher increase in stock value when compared to the previous splits ***(232% and 262%*** in the case of the last two splits as opposed to ***180% and 186%*** with the earlier splits) a significantly higher extrapolated GE stock value would have been derived by averaging the higher increases of the last two splits.

Specifically 232% +261% = 493 = 246.5% (246.5%) x (52.43) = ($129.24) +33 1/3 % (adjusted up for the ***3 for 1 versus 2 for 1)*** = ($129.24) + (129.24 x 33 1/3%) = (129.24 + $43.08) = ***$172.32.***

Another factor to consider is that the average time lapse between stock splits was 4 years, but this long a lapse was only because theree was a seven year lapse between the ***5/26/86*** split and the ***5/13/94*** split. All of the other splits were only three years.

If the shorter three year average time lapses between splits were utilized as the average (and, indeed, this shorter 3 year average is characteristic of the time lapse between the last two splits), one would extrapolate that GE stock should have a value of ***$172.32 on 5/8/2003, - 3 years after the 5/8/2000, 3 for 1 split date!!!***

Instead of Jeffrey Immelt and GE management approaching the upcoming shareholder's meeting with trepidation and a total absence of a legitimate explanation as to why GE stock has performed so abysmally, notwithstanding all of the efforts to foster better performance, Jeffrey Immelt should be heading to the speaker's podium, confident and secure that the outstanding performance of GE stock on his newly appointed watch is keeping pace with the legendary performance of the stock under his predecessor, Jack Welch!!!

But instead of the above meteoric performance which has characterized the increase in GE stock after the previous stock splits, GE stock performance has shown a decrease from the May 8, 2000, stock value to the present day (March 14, 2003 value of $25.25).

Thus GE stock has diminished in value from its 5/8/2000 $52.43 price to $25.25 - a loss of a full 48% in value!!!

Compare this ***decrease*** with the ***increase*** in value it would have attained if the stock had continued to

perform as it had after previous splits - *$172.32* / *$52.43* = *+329%*

If one considers that the 3 for 1 split occurred when GE stock had reached a pre split stock price of ***$156.33 on 5/5/2000***, it is inferrable that instead of GE stock languishing at a lowered price of ***$25.25***, it should already have split ***3 for 1*** and have an after split price of ***$57.44***.

To view these figures from a market capitalization point of view, consider the following:

On today, March 14, 2003, 10.17 AM, according to CBSMarketwatch .com, GE stock has a market capitalization which is calculated as follows:

Shares out - 9.97 billion

Open price - $25.25

Market capitalization = ***($25.25) x (9.97B) = 249.87B***

Contrast this figure with what the GE market cap would have been if GE stock had continued to perform in the same manner as it had after previous splits as summarized above:

Shares out 9.97B x 3 (because of a 3 for 1 split) = 29.91B

Stock price $57.44 after 3 for 1 split

Market capitalization = ***(29.91B shares) x ($57.44) = 1.7 trillion dollar***

On ***December 7, 2001,*** I posted an ***"Open Letter"*** to GE Chairman ***Jeffrey Immelt*** on the CNBC General Electric bulletin board.

GE stock had plummeted from the ***May 8, 2000, value of $52.43*** to a value of ***$37.15***, having lost ***$15.28***, a full ***29.1%*** of its ***May 8, 2000***, value.

This precipitous drop in the value of GE stock prompted the ***December 7, 2001***, posting of the **"Open Letter"** to GE Chairman, Jeffrey Immelt, (***SEE SECOND ATTACHMENT***), challenging him to remove the taint of GE's criminal conduct, and demonstrated lack of ***"Integrity"***, by disavowing the course of conduct in which GE had engaged on the watch of his predecessor, Jack Welch.

The fact that this "Open Letter had been posted to the CNBC GE bulletin Board was disseminated to a number of different stock and bond rating organizations, brokers, consultants, socially conscious investor websites, etc.

The ***12/7/20001,*** posting of that "***Open Letter***" and its challenges to Jeffrey Immelt were met with ***"deafening silence"*** from GE.

Since that ***12/7/2001,*** posting of the Open Letter, GE stock has continued to plummet in value down to today's price of ***$25.25*** - having lost an additional $11.50 of its value which when aggregated with the pre-posting loss in value since the ***5/8/2000,*** split price of ***$52.43*** amounts to a full ***48%*** loss.

This failure to respond to the challenges in the "Open Letter" has prompted Ms. Holmes to instruct me to make another posting and dissemination of information which revisits ythe issues raised in the previous "Open Letter" as well as the analysis of the value GE stock has lost due to the presence of the above-mentioned website in cyberspace.

She also insisted that, rather than simply disseminate this information to a select few, larger and most influential financial services entities, that I disseminate this information to each and every one of the tens and tens of thousands of financial services entities, the world over.

Additionally, insofar as GE/NBC had not been forthcoming with what could be perceived to be a sincere effort to settle this case in a manner which was fair and equitable, Ms. Holmes has instructed me to represent her in an address to shareholders at the upcoming shareholder's meeting expressing her concerns about the criminality, the abject hypocrisy, and the total failure of NBC/GE management to live up to its fiduciary responsibilities to safeguard the value of the investments of 401Kers.

In this regard, she feels that perhaps a spate of shareholder's derivative suits, and the threat of criminal prosecution for the egregious conduct in which GE management has engaged will spur GE management in the direction which bespeaks integrity.

I have prevailed upon her to allow me to make a last ditch attempt to arrive at a satisfactory resolution to this situation by my contacting you before I resort to more drastic measures.

She has agreed to this approach because, for the first time in 39 years of employment at NBC the management, has here of late begun to treat her with the dignity and respect which the consummate professionalism she has always displayed, should have brought to her from the outset.

So in this regard, I propose that you facilitate the initiation of some dialogue which will hopefully lead to a speedy and just resolution to this situation.

Thank you in advance for your kind attention, and if you feel that it makes more sense for us to settle this case, take down the website, and catalyze a run on GE stock which will propel it upwards by as much as fifteen dollars before the shareholder's meeting, than to have Jeffrey Immelt fishing for answers as to why the stock has taken a precipitous dive because f the posting of the analysis herein, please get back to me early next week and let's get this thing done!!!

Sincerely,



James H. Callwood

EXHIBIT J

Teel, Betti (CORP)

From: Healing, Bob (CORP)

Sent: Tuesday, March 18, 2003 9:01 AM

To: Teel, Betti (CORP)

Subject: FW: Further Follow-up Information to Healing re Content of March 24, 2003

pp

-----Original Message-----
From: James Callwood [mailto:james.callwood@worldnet.att.net]
Sent: Tuesday, March 18, 2003 8:53 AM
To: Healing, Bob (CORP)
Subject: Further Follow-up Information to Healing re Content of March 24, 2003 Postings

March 18, 2003

Dear Mr. Healing:

As per my previous fax of yesterday, afternoon, March 17, 2003, please find hereinafter additional information which to some extent details the content of bulletin board postings which we intend to disseminate throughout cyberspace leading up to the April 23, 2000 shareholder's meeting.

At the outset, let me emphasize that we have exercised considerable restraint in curtailing the breadth of dissemination of the information contained on the Sandra Holmes v NBC/GE website.

There are thousands and thousands of financial services entities, the world over to whom we could have disseminated this information directly if we had chosen to do so.

If you are not familiar with bulk mailing programs, please do an Internet search utilizing the term, "Atomic harvester".

When you log onto their website, you will be given the opportunity to take a look at their demonstartion program which will allow you to use a query such as, "Financial Services Organizations".

Once this query is input, you can download many thousands of finacial services companies, brokeage houses, large and small, the world over.

All that is necessary to be able to utilize the software is to purchase the codes to open the programs.

In short, we have at our disposal the ability to proliferate the content of the Sandra Holmes v NBC/GE website, to any and all individuals who have a fiduciary responsibility to safeguard the value of their clients' investments.

We have not done this!!!

Not yet.

Just as we did not attend and address the Milwaukee Wisconsin April 24, 2002, shareholder's meeting to point out that we had posted an open letter to Jeffrey Immelt, challenging him to remove the taint of criminality from GE which was the result of the conduct of his predecessor Jack Welch.

Once again, Ms. Holmes was anxious to attend this meeting and expose Mr. Immelt's failure to act regarding the Sandra Holmes v NBC/GE matter, but I was able to prevail upon her to allow Mr. Immelt an opportuinty to demonstate that he was cut from a different mold from his predecessor, Jack Welch.

Sadly, Ms. Holmes proved to be correct in her assessment that the cult of NBC/GE arrogance and stupidity would descend to the next generation of NBC/GE managers.

Indeed, on July 30, 2002, in the midst of the Enron initiated need for corporate executives to swear that their corporations had not engaged in fraudulent conduct, Jeffrey Immelt swore to the fact that the GE environment had complied with the utmost standards of integrity, in the face of a website which had been proliferated throughout cyberspace, which showed unequivocally that just the opposite was true; that GE had engaged in conduct which, not only showed a lack of integrity, but also showed the co-option and inducement to engage in obstruction of justice of one of America's most inviolable institutions; the federal court system.

All that has been said hereinabove will be posted, and proliferated througout cyberspace so that 401kers can have a definitive basis for posing the question, has GE management lived up to its fiduciary resposnibility to protect the value of my investment, or have they failed so miserably to protect my investment that I have a legitimate basis for a shareholder's derivative sit.

Mr. Healing, there is much much more that I have to say about the manner in which I think the resolution of this situation should be handled, and the dire consequences to GE and to Jeffrey Immelt if we do not very expeditiously get this thing over with.

I also have a great deal to say about the tremendous benefits which I am confident will accrue to GE upon the settlement of this case and the removal of the website.

However, I feel, very strongly that these conversations should be had in a face to face, person to person meeting with someone on the GE/NBC side who is fully authorized to act on behalf of NBC/GE.

Sir, I entreat you to get back to me as soon as possible with some indication of what your next step will be.

I propose that we meet, face to face, as soon as possible, perhaps
Thurday Morning, March 20,2003, so that we can begin serius discussions as to how we can resolve this situation as expeditiously as possible, get the website down, and catalyze a run on GE stock which will result in a precipitous increase in its value prior to the shareholder's meeting.

I await your reply.

Sincerely

James. H. Callwood

"Another reason is that I intend to place all of the stupid nonsense which has transpired herein on the Internet before the Olympics, so that the 50,000 networks which comprise the Internet, will have an opportunity to see exactly the kind of activities in which NBC/GE engage, notwithstanding their high- sounding pronouncements regarding diversity, egalitarian work environments, etc.)"

The point here is that in

OFFICE OF THE STAFF ATTORNEY **DOCKET NO.**
96-7614
UNITED STATES COURT OF APPEALS
SECOND CIRCUIT

HOLMES,	: **Affrimation and**
	: **Memorialization**
	:
	:
	:
v.	:
	:
NBC/GE	:
	:

James H. Callwood being dulysworn affirms and says:

1. Further to my Memorialization and Affirmation to the Staff Counsel of the Second Circuit Court of Appeals of June 25, 1996, (Appended hereto as Exhibit A), the herein further Memorialization and Affirmation is presented.

2. At paragraph 7 of the aforementioned June 25, 1996 Memorialization and Affirmation, the following language appears:

"When I received the amended scheduling order, I noted that the time for the filing of the joint appendix and Appellant's brief had been extended from July 5, 1996 to July 19, 1996."

3. At paragraphs 8 - 10 of the June 25 Memorialization and Affirmation the following language appears:

"8. However, I also noted that there had been no mention of a change in the June 28, 1996 date for the index to the record on appeal and the clerk's certification to be filed."

"9. It was my understanding that the dates for compliance with <u>all</u> of the particulars, including the filing of the index, and the clerk's certification would be pushed back." (Emphasis added)

"10. Thus this order does not conform to my understanding of the agreement reached with Mr. Bass."

4. In a conversation with Ms. E. Nolan, the Assistant Staff Counsel, it was pointed out to me that the date in the revised scheduling order (Appended hereto as Exhibit B), for the filing of the index to the record, the certified clerk's entries, and the Joint Appendix had been moved back to July 12, 1996.

5. As indicated in paragraph 2, above, my understanding was that the date for the filing of **all** papers for the perfection of the appeal had been moved back to July 19, 1996. There had been no mention of July 12, 1996 in the discussion, and it was a total surprise to me that this date played any part in the revised scheduling order.

6. Indeed, there is a very specific reason for the July 19, 1996 date.

7. As is evident from the accompanying Notice of Motion for a Stay and various other types of relief, including a Preliminary Injunction, and the accompanying Writ of Mandumus, which seeks the recusal of Judge Motley in the action below, irregularities of an egregious nature have occurred in the action below, which warrant the recusal of Judge Motley.

8. Of particular note is that she has recognized David Ford as the attorney of record without the execution of the requisite substitution of attorney forms pursauant to local rule 3(c). (See order of Judge Motley Appended hereto as Exhibit B and accompanying papers regarding recusal of Judge Motley)

9. As of now, there is no cognizant individual who can legitimately be recognized as the attorney of record.

10. As you pointed out, it is required that I attempt to agree with opposing counsel as to what should be placed in the joint appendix.

11. However, it is also evident that I cannot engage in such an activity in the instant case for the reasons outlined above.

12. The reason for my indicating that the date to which I wanted to push back the filing

of all papers to perfect the appeal was July 19, 1996, was so that the Second Circuit Court of Appeals, which will not be in session until July 15, 1996 would have an opportunity to review the utter absurdity of all of what has transpired in the Court below, and reach some determination as to a course of action it would take which comports with the requisites of a fair and equitable day in court. ***(Another reason is that I intend to place all of the stupid nonsense which has transpired herein on the Internet before the Olympics, so that the 50,000 networks which comprise the Internet, will have an opportunity to see exactly the kind of activities in which NBC/GE engage, notwithstanding their high-sounding pronouncements regarding diversity, egalitarian work environments, etc.)***

13. What has happened in the EEOC and the Court below thusfar has been a travesty!!! And what is about to happen in the U.S. attorney's office would be a travesty if I let it happen. Trust me I will not let this happen.

14. By the way, a reading of the accompanying Memorandum of Law should serve as a definitive indication of the contempt I have for the "advice" provided by the office of the Staff Attorney regarding the standards in the Second Circuit for the overturning of a the denial of a Preliminary injunction in the instant case, which involves a Title VII action.

15. Apparently no one has yet gotten the message. We know that the entire Federal Court system and the EEOC have been co-opted by a multi-billion dollar corporation and its quentissentiallystupid executives.

16. We are sick and tired of the games and the nonsense.

17. Nothing will prevent our having our day in Court and the substantive consideration of the issues herein on the merits in the Second Circuit Court of Appeals, a forum which is mandated to make and follow the law.

18. As previously mentioned, the accompanying Notice of motion includes a request for a stay of all proceedings until the Court of Appeals has had an opportunity to speak on the papres which will come before it on July 16, 1996.
19. It is note that the Court below is still attempting to order Plaintiff/Appellant to attend a pre-trial conference in which the attorney of record, Gayle Chatillo Sproul, has been illegally replaced by David Ford. (See order of the Court Appended hereto as Exhibit B).

20. We will not attend this conference, and will not appear before Judge Motley again!!! The transfer of jurisdiction to the Court of Appeals precludes the Court below from engaging in any but the most innocuous of ministerial activities.

21. However, if this nonsense continues, we **will** take very definitive steps to insure that all of the skulduggery which has transpired thusfar comes to a screeching halt. The next stop is the Internet and the U.S. attorney's Office which will also be informed of the fact that we have referred the matter to the U.S. Attorney's Office will be placed on the Internet.

22. This will not be a "star chamber" situation.

23. We have another writ of mandamus " waiting in the wings" to deal with any attempt to dismiss this appeal on procedural grounds.

The undersigned affirms the foregoing under the penalties of perjury

Dated July 8, 1996

____

James H. Callwood (4982)
Attorney for Appellant
775 Concourse Village East
Bronx, NY 10451
(718) 681-7092

cc. Gayle Chatillo Sproul
Attorney for Defendant/Appellee

EXHIBIT K

MR. JAMES H. CALLWOOD, proxy: I am an attorney representing Sandra Holmes, who is an NBC employee and has been for the last 39 years. I am representing her in a civil rights litigation entitled "Sandra Holmes v. NBC-GE. The reason I am here today is because I want to relate to you some of the egregious occurrences that have been a part of this litigation.

NBC-GE is fond is extolling integrity as one of the core bedrock principles upon which GE corporate philosophy is predicated. It is the great, brooding omnipresence that touches and pervades each and every business transaction and each and every dealing. However, I have placed in cyberspace a Website that details with particularity not only the total lack of integrity in regard to the litigation of this case, but in fact criminal conduct—criminal conduct amounting to obstruction of justice.

This Website was first placed in cyberspace on May 10, 2000. This was two days after a 3-for-1 GE stock split was announced on May 8, 2000. There is a definitive correlation between the placing of this Website in cyberspace and a precipitous drop in the value of GE stock. There are a number of reasons postulated as being dispositive in terms of why GE stock has diminished in value. I submit to you that the dissemination of this information has had a very direct and effective result regarding the diminishment of GE stock. I think each and every individual who is a GE shareholder should take a very careful look at what has been disseminated and which is supported by documentary evidence, so they can make up their own minds as to the extent to which GE has lived up to its fiduciary responsibility to protect its shareholders' investment.

This Website was placed on CNBC but was taken down and we were restricted access. It is now at CBSMarketwatch.com and will be continually disseminated throughout cyberspace, so that all who care to understand exactly the manner in which the management of GE and its lack of integrity has impacted the value of GE stock, can take whatever actions they deem appropriate in terms of attempting to recapture the value of GE stock. I thank you for your attention.

CHAIRMAN IMMELT: Thank you, Mr. Callwood.

EXHIBIT L

JAMES H. CALLWOOD
ATTORNEY-AT-LAW
CONCOURSE VILLAGE EAST
BRONX, NY 10451
L) 718-6817092, (FAX) 681-7092

January 6, 2004

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 08828

Subject: Shareholder's Proposal Interposed by GE Shareholder - Sandra Holmes - to be Presented at GE 2004 Annual Shareholder's Meeting

Dear Mr. Heineman:

Pursuant to the provisions of SEC Rule 14-8(a)(1), listed hereinafter is documentary support of record Ownership of GE stock by proponent Sandra G.Holmes of a shareholder proposal to bew presented at the April 28, 2004 Annual Meeting of GE shareholders.

Name of shareholder - Sandra G. Holmes

Address 114 West 76th Street
New York, NY 10023
Apt. 1F

I, Sandra G. Holmes, an employee of NBC, am the record holder of a total of 10,629.4695 shares of GE stock having an aggregate cash value of $330,576.50 as of 12-23-2003.

This record ownership is verified by the GE S& P Participation Profile appended hereto.

I, Sandra G. Holmes, the record owner of the requisite number of shares having the requisite value to be eligible to be the proponent of a shareholder's proposal declare that I intend to continue ownership of said shares through the date of the April 28, 2004, GE annual meeting of share owners.

My representative, Mr. James H. Callwood shall attend the GE annual Meeting of Share owners to be held in Louisville Kentucky on April 28, 2004 to present the shareholder's proposal of which I am the proponent.

Sincerely,



Sandra G Holmes

JAMES H. CALLWOOD
Notary Public, State Of New York
No. 02CA6090980
Qualified in Bronx County
Commission Expires April 21, 2007





GE Savings & Security Program

GE Transaction Processing Center
P. O. Box 44079, Jacksonville, FL 32231-4079
benefits.ge.com 1-800-432-4313

SANDRA G HOLMES
114 W 76TH ST
NEW YORK, NY 10023

December 31, 2003

Dear Sandra Holmes:

As of December 23, 2003, your GE Savings and Security Program (S&SP) account balance was:

Fund Name	Unit/Shares	Price Per Unit/Share	Market Value
GE Stock	10,629.4695	$ 31.10	$ 330,576.50
Mutual Fund	0.0424	$ 42.79	$ 1.81
Total Account Balance			$ 330,578.31

For the calculation of your account balance:

- The price per share for GE Stock is the New York Stock Exchange closing price.
- All other units are valued at the Net Asset value detemined for each investment.
- U.S. Savings Bonds are valued using redemption prices for the month of December.

You may obtain the daily value of GE S&SP investments (i.e, GE Stock price) by calling the GE Investment Daily Value on 1-800-843-3359.

Access via **benefits.ge.com**

Personalized S&SP account balance statements and other S&SP information are now available online through the GE Benefits Home Page at **benefits.ge.com**. For additional information about S&SP investments and transaction options, please refer to ***Your Benefits Handbook***.

If you have any questions about the information on the statement, please call the GE Transaction Processing Center at 1-800-432-4313, between the hours of 9 a.m. and 5 p.m. Eastern time any weekday to speak with a plan specialist.

Sincerely,

GE Transaction Processing Center

Data shown in the statement is based on the Company's records as of the date this statement was generated. GE reserves the right to make corrections if necessary.

Shareholder's Proposal -Relating to a Request That GE CEO, Jeffrey Immelt, Reconcile the Dichotomy Between His Acquiescence in Allegations of Criminal Conduct, at the April 24, 2003, Annual Meeting of GE Shareholders, and the Statutorily Defined Duty to Personally Certify, under Sarbanes-Oxley That No Fraud or Misleading Conduct Has Been Engaged in by GE/NBC

Sandra G. Holmes,114 West 76th Street, New York, NY 10023, a GE shareholder hereby states her intention to present a shareholder's proposal at the April 28, 2004, Ge Annual Shareholder's Meeting. In accordance with applicable rules of the Securities and Exchange Commission, the proposal of said shareholder (for which neither the Company nor its Board of Directors has any responsibility) is set forth below.

Text of the Shareholder Proposal

Whereas, following hereinafter is a partial transcript of an address which was made at the April 24, 2003, GE Annual Meeting of Shareowner's by proponent's representative at the behest of proponent (the full text of said address is a part of the official transcript of the April 24, 2003 Meeting and can be accessed at the following website address):

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241

Whereas, said partial transcript references a website which proponent has placed in cyberspace at the following address:

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181

which contains allegations of criminal conduct by GE amounting to obstruction of justice, said partial address being set out as follows:

"...I, [proponent's representative], have placed in cyberspace a Website that details with particularity not only the total lack of integrity [by GE/NBC] in regard to the litigation of this case [involving proponent], but in fact criminal conduct—criminal conduct amounting to obstruction of justice."

Whereas said partial transcript references a posting on a cbsmarketwatch.com bulletin boardwhich alleges that there is a definitive correlation between a precipitous drop in the value of GE stock and the placing of the following website in cyberspace:

http://home.att.net/~james.callwood/SandraGHolmes.html

Whereas, Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous drop in the value of GE stock, acquiesced in said allegations by sayiing, at the end of the aforementioned address:

"...Thank you Mr. Callwood"

Whereas, new SEC rules pursuant to Sarbanes Oxley 13a-14 and 15d -14that the CEO of a corporation give a personal certification that, to the best of his knowledge, the company which he represents has not engaged in any false or misleading conduct.

Whereas, the acquiescence in the allegations of the above-mentioned conduct is totally add odds with Sarbanes-Oxley

Be it resolved that Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes - Oxley.

James H. Callwood
Attorney-at -Law
775 Concourse Village East
Bronx, NY 10451
(Tel) (718) 681-7092
e-mail james.callwood@worldnet.att.net

To: Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE: Shareowner Proposal of Sandra G. Holmes
Securities Exchange Act of 1934 - Section 14(a), Rule 14 a-8

Dear Ladies and Gentlemen:

By this writing I am memorializing, in writing, my verbal statement which I left on the SEC voice mail system that I will be responding in a plenary fashion to the "No Action", request of GE regarding the above- captioned matter.

This response will be submitted, either during the week of December 27, 2004, or shortly thereafter.

Sincerely,

James H. Callwood



cc Gibson, Dunn &Crutcher LLP
Thomas J. Kim, General Electric Company

Sent by facsimile

Fax Cover Sheet

To: Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Fax # (202) 942-9525

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal requires GE's chief executive officer to address matters specified in the proposal.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,



Mark Vilardo
Special Counsel